PRELIMINARY PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(To Prospectus Dated April 30, 2018)	Registration No. 333-224546

Subject to Completion, dated March 14, 2019

Gol Linhas Aéreas Inteligentes S.A.
(Gol Intelligent Airlines Inc.)

Up to 14,000,000 American Depositary Shares representing 28,000,000 Preferred Shares

Offered by Selling Securityholder

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This is an offering of an aggregate of up to 14,000,000 American Depositary Shares, or the ADSs, each representing two preferred shares of Gol Linhas Aéreas Inteligentes S.A. (“GLAI”), which the selling securityholder will loan to one of the underwriters of this offering or its affiliate, which we refer to as the “ADS Borrower” in this prospectus supplement, pursuant to an ADS lending agreement, which we refer to as the ADS Lending Agreement. We also refer to the ADS loan transaction as the “Registered ADS Borrow Facility” in this prospectus supplement.

American Depositary Shares, representing our preferred shares, are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “GOL.” The last reported sale price of the ADSs on the NYSE on March 12, 2019 was US$13.93 per ADS.

Concurrently with this offering of ADSs, GOL Equity Finance, an orphan special purpose vehicle organized as a public limited liability company (société anonyme) under the laws of the Grand Duchy of Luxembourg (“GOL Equity Finance”), is offering, by means of a separate offering memorandum, US$300.0 million aggregate principal amount of exchangeable senior notes (the “exchangeable senior notes”), (i) in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”) to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) that are also qualified purchasers (as defined in Section 2(a)(51) of the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”)), and (ii) to non-U.S. persons outside the United States in offshore transactions in accordance with Regulation S under the Securities Act (“Regulation S”), or the concurrent exchangeable senior notes offering. GLAI and Gol Linhas Aéreas S.A. will unconditionally and irrevocably guarantee, on a senior unsecured basis, all of GOL Equity Finance’s obligations pursuant to the exchangeable senior notes and the indenture governing the notes. GOL Equity Finance also expects to grant a 30-day option to the initial purchasers of the exchangeable senior notes to purchase up to an additional US$45.0 million aggregate principal amount of the exchangeable senior notes. The offering of the borrowed ADSs pursuant to this prospectus supplement and the accompanying prospectus is contingent upon the consummation of the offering of the exchangeable senior notes, and the offering of the exchangeable senior notes is contingent upon the consummation of the offering of the borrowed ADSs hereunder.

The Registered ADS Borrow Facility is intended to facilitate privately negotiated derivatives transactions related to the exchangeable senior notes. ADSs borrowed under the ADS Lending Agreement will be used to facilitate such transactions.

The borrowed ADSs offered hereby may be offered for sale in transactions, including block sales, in the over-the-counter market, in negotiated transactions or otherwise.                      of the borrowed ADSs (the “initial borrowed ADSs”) will be initially sold hereunder at US$          per ADS concurrently with the pricing of the exchangeable senior notes, and the remaining borrowed ADSs may subsequently be sold at prevailing market prices at the time of sale or at negotiated prices.

We and the selling securityholder will not receive any proceeds from the sale of the ADSs under this prospectus supplement and any related prospectus supplement. However, the selling securityholder will receive a periodic loan fee, payable semiannually, for the lending of the borrowed ADSs at a rate of 0.75% per annum on the value of the borrowed ADSs that have been on-lent or are the subject of a derivative transaction.

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Investing in these securities involves a high degree of risk. You should carefully consider the risks described under “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018, as filed with the SEC on March 13, 2019, incorporated by reference herein, and “Risk Factors” beginning on page 16 of this prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The underwriters expect to deliver the initial borrowed ADSs on or about                         , 2019.

Global Coordinators

BofA Merrill Lynch	Morgan Stanley	Evercore ISI

Joint Bookrunners

BTG Pactual	Deutsche Bank Securities	Credit Agricole CIB	BCP Securities
Nomura	Bradesco BBI	Santander	The Buckingham Research Group	BB Securities

The date of this prospectus supplement is                              , 2019.

TABLE OF CONTENTS

We are responsible for the information contained in this prospectus supplement, any accompanying prospectus supplement and the documents incorporated by reference herein and therein. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the applicable prospectus supplement. We have not authorized anyone to provide you with different information. This prospectus supplement may only be used where it is legal to sell these securities. You should not assume that the information in this prospectus supplement or the applicable prospectus supplement is accurate as of any date other than the date on the front of those documents. These securities are not being offered in any jurisdiction where the offer or sale is not permitted.

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About This Prospectus SUPPLEMENT

This prospectus supplement is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under the shelf process, the selling securityholder referred to in the prospectus and identified in this prospectus supplement may offer and resell from time to time the ADSs under this prospectus supplement.

This prospectus supplement does not cover the issuance of any of our preferred shares by us to the selling securityholder, and we will not receive any proceeds from the sale of the ADSs lent to the ADS Borrower by the selling securityholder under this prospectus supplement and any related prospectus supplement. Except for any underwriting discounts, selling commissions, transfer taxes and fees, which are to be paid by the selling securityholder, we have agreed to pay the expenses incurred in connection with the registration of the ADSs owned by the selling securityholder covered by this prospectus supplement.

This prospectus supplement only provides you with a general description of the American Depositary Shares the selling securityholder may offer. Each time the selling securityholder sell the American Depositary Shares described in the prospectus we will provide a supplement to the prospectus that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the American Depositary Shares offered. The prospectus supplement may also add, update or change information contained in the prospectus. You should carefully read both the prospectus and this prospectus, together with the additional information described under the heading “Where You Can Find More Information.”

Unless otherwise indicated, the term “selling securityholder” as used in this prospectus supplement means the selling securityholder referred to in this prospectus supplement and its donees, pledgees, transferees and other successors-in-interest. Unless otherwise indicated, references in this prospectus supplement to the “company,” “we,” “us” and “our” and similar terms refer to Gol Linhas Aéreas Inteligentes S.A. and its subsidiaries.

The prospectus and this prospectus supplement do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, therefore, file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Statements contained in the prospectus and this prospectus supplement about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.

You should assume that the information in the prospectus, this prospectus supplement or any related free writing prospectus is accurate only as of the date on the front of the document and that any information that we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of the prospectus, this prospectus supplement or any related free writing prospectus, or any sale of securities.

Where You Can Find More Information

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-3, dated April 30, 2018 and effective as of August 8, 2018, under the Securities Act. The prospectus, which is part of the registration statement, and this prospectus supplement do not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus supplement relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

You may inspect and copy reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports, and we are exempt from the Exchange Act rules regarding the provision and control of proxy statements and regarding short‑swing profit reporting and liability. However, we furnish our shareholders with annual reports containing consolidated financial statements audited by our independent registered public accounting firm and make available to our shareholders free translations of our quarterly reports (Form ITR as filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or the “CVM”)) containing unaudited consolidated financial data for the first three quarters of each fiscal year, which are furnished to the SEC under Form 6-K. We furnish quarterly consolidated financial statements with the SEC within two months of the end of each of the first three quarters of our fiscal year, and we file annual reports on Form 20-F within the time period required by the SEC, which is four months from December 31, the end of our fiscal year.

Incorporation of Certain Documents by Reference

The SEC allows us to “incorporate by reference” the information we submit to it, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus supplement. Information that we submit to the SEC in the future and incorporate by reference will automatically update and supersede the previously submitted information. We incorporate herein by reference the following document that we have filed with the SEC:

•	Our Report on Form 6-K furnished to the SEC on March 6, 2019, relating to preliminary air traffic figures for February 2019; and

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Our Annual Report on Form 20-F for the year ended December 31, 2018, as filed with the SEC on March 13, 2019, or our 2018 Annual Report, except for the columns relating to the fiscal years 2014 and 2015 in Item 3 of our 2018 Annual Report.

You may obtain a copy of these filings at no cost by writing us at the following address or calling us at the number below:

Gol Linhas Aéreas Inteligentes S.A.
Praça Comandante Linneu Gomes, S/N, Portaria 3
CEP: 04626-020, São Paulo, SP, Brazil
Telephone +55 11 2128-4000

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this prospectus supplement.

Cautionary Statement Regarding Forward-Looking Statements

The prospectus, the registration statement of which it forms a part, this prospectus supplement and the documents incorporated by reference into these documents contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “will,” “foresee” and similar expressions to identify these forward-looking statements. In addition, from time to time we or our representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in various filings that we make with the SEC or press releases or oral statements made by or with the approval of one of our authorized executive officers. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause actual results to differ include, but are not limited to, those discussed in our 2018 Annual Report, which is incorporated by reference herein.

Readers are cautioned not to place undue reliance on any forward-looking statements contained herein, which reflect management’s opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements. You are advised, however, to consult any additional disclosures we have made or will make in our reports to the SEC on Forms 20-F and 6-K. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus supplement.

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SUMMARY

This summary highlights information presented in greater detail elsewhere in this prospectus supplement. This summary is not complete and does not contain all the information you should consider before investing in these securities. You should carefully read the registration statement and this prospectus supplement before investing, including our 2018 Annual Report, audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 (“audited consolidated financial statements”). See “Item 3.A. Selected Financial Data” in our 2018 Annual Report for information regarding our consolidated financial statements, definitions of technical terms and other introductory matters.

Overview

We are Brazil’s leading airline based on our size, low operating costs, network reach, management team and customer experience. We are a low-cost carrier focused on offering low fares with high-quality customer experience to business and leisure passengers. We believe that we operate the only true low-cost carrier business model in Brazil. In 2018, we:

•	had the lowest operating costs of any Brazilian airline, with a CASK ex-fuel of R$12.8 cents (US$3.7 cents), and one of the lowest among airlines globally;
•	were among the five largest low-cost carriers globally based on annual revenue;
•	were the largest Brazilian airline with over 33 million annual passengers transported and a domestic market share of 36.0% as measured by RPK;
•	operated the most flights at Brazil’s busiest airports;
•	owned the airline loyalty program in Brazil with the highest market valuation, Smiles Fidelidade S.A., or Smiles, with 15.4 million members as of December 31, 2018; and
•	had one of Brazil’s largest e-commerce platforms and were a leader in digital solutions for clients.

As of December 31, 2018, we operated a single fleet of 115 Boeing 737 Next Generation aircraft and six Boeing 737-8 Max aircraft to offer approximately 700 daily flights across 69 destinations in Brazil, South America and the Caribbean. In 2017, we generated total operating revenue of R$10.3 billion with an operating margin of 9.6%, the highest in the preceding seven years, and, in 2018, we generated total operating revenue of R$11.4 billion with an operating margin of 12.3%.

Gol was founded in 2000, when entrepreneur Constantino de Oliveira Junior pioneered the low-cost carrier concept in Brazil. We believe that our superior value proposition for customers and our reliable and quality service offering have helped us create a premier brand and led to the rapid increase in our passenger market share. From Gol’s launch in 2001 until today, Gol has been a major driver behind passenger growth in Brazil. Between 2001 and 2018, Brazil’s domestic passenger market grew 3.0 times, from 30.8 million passengers in 2001 to 93.7 million in 2018. Brazil’s international passenger market increased from 3.8 million passengers in 2001 to 9.3 million passengers in 2018, excluding international carriers. At the same time, our passenger market share in the domestic air transportation market, as measured by RPK, increased from 5% in 2001 to 36% in 2018. We refer to this growth of air transportation and passenger market share as the “Gol effect.” We have transported more than 450 million passengers since we began our operations.

We have a unique business model that permits a flexible and versatile operation, avoiding over and under capacity as the Brazilian market evolves. In addition to our standardized 737 fleet type, our focus on business traffic in key markets in Brazil, short-term sublease agreements, tailored crew scheduling and a flexible hub-based network have helped us ensure the versatility of our business model and drive our operating margins. To strengthen our global connectivity we began cooperation with international carriers in 2005 and currently have 76 interline agreements and 12 codeshare partnerships. In addition, we have two of the world’s biggest airlines, Delta Air Lines, Inc. and Air France – KLM, as our strategic shareholders, with combined equity interest in us of 10.6% as of December 31, 2018.

We reward loyal customers through Smiles, our loyalty program. Smiles generated R$1.0 billion in revenues in 2018 and has 15.4 million members. Smiles has over 30 partnerships including with some of Brazil and South America’s largest banks and credit card companies. Smiles plays an important role for us, as it brings consistency to our core business because: (i) miles usage increases load factor with low yield impacts, (ii) the Smiles brand strengthens value perception, (iii) Smiles presents strong potential for ancillary revenue growth through diversified products and services and (iv) Smiles is an important part of our cash generation capacity and liquidity.

We maintained the lowest operating costs (on a CASK basis) of any Brazilian airline in every year since we began operating in 2001. In 2018, our CASK (ex-fuel) was R$12.8 cents (US$3.7 cents). We believe we are well‑positioned to maintain our relatively low unit operating costs by operating a standardized fleet type of Boeing 737-700/800, which allows us to maximize aircraft utilization and dilute our fixed costs. We have been constantly renewing our fleet and received six Boeing 737-8 Max aircraft in 2018, of our total order book of 135 Boeing 737 Max aircraft. These aircraft will deliver lower operating costs compared to prior generation aircraft.

In addition to low unit costs, Gol has established itself as the premier airline in Brazil, attracting business and leisure customers with low fares and garnering business customers by delivering a high-quality experience. In 2018, we were ranked first among airlines in the Top of Mind Award organized by the Brazilian newspaper Folha de São Paulo and were recognized as the most trusted airline brand in the 2018 Brands of Trust Award organized by Datafolha. We were the first airline in Brazil to provide wireless internet, or Wi-Fi, and other on-board entertainment, including live television, in the same platform. We provide a comfortable flight experience with the most seats with the largest legroom available. Lastly, we are the market leader in punctuality. In 2018, we had a punctuality rate of 91.8%, according to INFRAERO, the entity in charge of managing and controlling airports in Brazil.

We are the leader in domestic air transportation of business and leisure passengers in Brazil. According to the Brazilian Association of Corporate Travel (Associação Brasileira de Agências de Viagens Corporativas), we had a 38% share of business travelers within Brazil in 2018 and have been the market leader since 2014. Business passengers are particularly attractive as they are less price sensitive, purchase tickets closer to the flight date at higher fares and often purchase other ancillary products that we offer. Our low-cost carrier business model permits effective segmentation, allowing us to attract a high share of the demand-inelastic but price sensitive Brazilian business passengers, while providing attractive fares to demand-elastic and very price sensitive leisure travelers.

We are the leading airline operating at Brazil’s busiest and most important airports, including Congonhas in São Paulo and Galeão and Santos Dumont in Rio de Janeiro, where we had a domestic market share measured by RPK of 52.0%, 58.7% and 41.5%, respectively, in 2018. Considering this market share, we believe we are best-positioned to capitalize on Brazil’s economic growth as São Paulo and Rio de Janeiro, collectively, represented over 42% of Brazil’s GDP in 2016.

Brazil is geographically similar in size to the continental United States and is currently the fifth largest domestic airline market in the world, after United States, China, India and Russia. International Air Transport Association estimates that the Brazilian market will continue to grow 3.6% per year over the next two decades. In addition, the Brazilian aviation market has significant untapped potential as flights per capita totaled approximately 0.5 per year in 2015, significantly below that of more established markets such as Australia (2.4) or the United States (2.1).

During the sharp economic slowdown of the Brazilian economy and the political turmoil that occurred in 2014 through 2016, with an aggregate GDP contraction of approximately 7%, high inflation, increased interest rates and a strong depreciation of the real against the U.S. dollar, our management team embarked on a comprehensive operational and financial repositioning, including (i) fleet reduction from 141 operating aircraft at the beginning of 2014 to 121 operating aircraft as of December 31, 2018; (ii) a complete network redesign focusing on the most profitable routes and business traffic; and (iii) a significant reduction in our operating costs, which, combined with improved yields, have resulted in increased operating margins and operating cash flow. As of December 31, 2018, our total net debt (excluding perpetual notes) to last 12 months EBITDA ratio was 2.1x. Our total adjusted net debt (excluding perpetual notes) to annualized EBITDAR ratio was 3.8x as of December 31, 2018 and 4.5x as of December 31, 2017, compared to 5.5x as of December 31, 2016 and 10.5x as of December 31, 2015. We also increased our operating margin from negative 1.9% in 2015 to positive 7.1% in 2016, 9.6% in 2017 and 12.3% in 2018. In 2018, we recorded an operating result of R$1.4 billion, as compared to R$989.4 million in 2017.

We believe we are best-positioned to benefit from the expected growth cycle in the Brazilian economy based on our strong network of slots and flights between the most attractive Brazilian airports, our higher market share in the business segment and our highly efficient aircraft fleet of Boeing 737 aircraft. These competitive advantages are key to our strategy and we believe they cannot be replicated by any of our competitors.

Our Competitive Strengths

We Have the Lowest Operating Costs of Any Brazilian Airline and One of the Lowest Globally. Our operating expense per available seat kilometer (CASK), ex-fuel, has been the lowest of any Brazilian airline since we began our operations in 2001. In the year ended December 31, 2018, our CASK (ex-fuel) was R$12.8 cents (US$3.7 cents). Our low-cost structure is mainly driven by the following factors:

•	High Aircraft Utilization. We have the highest aircraft utilization in Brazil, which in the year ended December 31, 2018 was 11.8 hours per day.

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Modern Fleet and Attractive Order Book. We operate a modern fleet composed solely of Boeing 737 family aircraft, which are recognized as having high reliability and low operating costs. A standardized fleet reduces inventory costs, as it requires fewer spare parts, eliminates the need to train our pilots to operate different aircraft types, simplifies our maintenance and operations processes and provides enhanced flexibility in network planning. In addition, we have an attractive order book of 135 brand new, fuel‑efficient Boeing 737-8 and 737-10 Max to renew our fleet by 2028. As a result of our order book, we believe that the average age of our fleet, 9.5 years as of December 31, 2018, will be reduced to approximately 7 years by 2022, leading to lower maintenance costs and fuel consumption. Gol is the main customer of 737 aircraft in Latin America and one of the eight largest in the world.

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Fuel Efficient Fleet. We continue to reduce fuel consumption and improve efficiency through fleet modernization and other fuel initiatives. We have the lowest fuel consumption among airline carriers in Brazil. In 2018, we achieved a ratio of 34.3 available seat kilometers per liter of fuel consumed. Furthermore, the Boeing 737-8 Max aircraft that we have begun to place in service are estimated to deliver approximately 15% improved fuel efficiency compared to that of the prior generation of Boeing 737 aircraft.

•	High Capacity Fleet. We have one of the highest seat densities in Brazil, with an average seat capacity of 177 per aircraft as of December 31, 2018.

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Low Cost Distribution Model. We have a robust operating platform that features advanced technology. Our effective use of technology helps to keep our costs low and our operations highly scalable and efficient. Our distribution channels are streamlined and convenient, allowing our customers to interact with us online. In 2018, we booked approximately 82% of our ticket sales through a combination of our website and applications programming interface, or API, systems.

•	Highly Productive Workforce. We have a highly productive workforce resulting in a ratio of 2,187 passengers on board per full-time equivalent employee in the year ended December 31, 2018.

Our Route Network Focuses on the Busiest Airports by Passenger Traffic. We hold the leading position in Brazil’s primary cities and busiest airports, and our route network closely mirrors the country’s GDP income distribution. Several Brazilian airports have limited their number of slots due to capacity restrictions, especially the busiest airports in the country. Routes between these airports are among the most profitable routes in our markets, with high yields mostly derived from business travelers. Our leading position in Brazil’s main airports permits us to add connections, either through our own flights or through our partner airlines, to additional destinations with attractive demand characteristics. We are the market leader in Brazilian business travel and, according to ABRACORP, in 2018 maintained a 38% market share by RPK of the business traveler segment. In 2018, we had a leading domestic market share by RPK of 36%, whereas our competitors had market shares of 32% for LATAM, 19% for Azul and 13% for Avianca. In the year ended December 31, 2018, we were also the largest player in five of the ten busiest airports in Brazil, with an average market share in excess of 39% and we were the leading airline in 57% of the 30 largest airports in Brazil, which together represent 90% of domestic air traffic by passengers in Brazil.

The following table presents our leading market share in the most economically important states and our market share in domestic passenger air traffic at the busiest airports in Brazil:

Main Brazilian Airports (by passengers)(1)	State	State Share of Brazilian GDP(2)	Gol’s Share of Airport’s Total Domestic Flights(1)(3)	Domestic Passengers(1) (in thousands)
				Total	Gol	Gol’s Share
São Paulo (CGH)	São Paulo	32.1%	44.0%	21,638	9,916	45.8%
São Paulo (GRU)			29.0%	33,001	9,375	28.4%
Campinas (VCP)			1.9%	8,668	234	2.7%
Rio de Janeiro (GIG)	Rio de Janeiro	11.8%	53.0%	11,350	6,238	55.0%
Rio de Janeiro (SDU)			34.5%	9,029	3,602	39.9%
Brasília (BSB)	Distrito Federal	3.3%	32.9%	17,190	6,059	35.2%
Porto Alegre (POA)	Rio Grande do Sul	6.2%	31.3%	7,729	2,801	36.2%
Salvador (SSA)	Bahia	3.8%	27.1%	7,394	2,279	30.8%
Belo Horizonte (CNF)	Minas Gerais	9.2%	17.9%	9,958	2,172	21.8%
Recife (REC)	Pernambuco	2.7%	21.2%	7,977	2,006	25.1%
Main Airports		69.1%	30.3%	133,933	44,681	33.4%

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(1)           According to the National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC, for departures and arrivals data in 2018.

(2)           According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, in 2013.

(3)           Our market share in total number of domestic departures and arrivals.

We Have the Premier Airline Brand in Brazil with High-Quality Customer Experience. We believe we provide the best overall experience to our customers, and we provide them with (i) the best on-time performance among all Brazilian airline companies; (ii) the best customer service; (iii) the most seats with the largest legroom available; (iv) on-board Wi-Fi, entertainment and live television; and (v) ancillary products and services, among others. In 2018, our net promoter score (NPS) was 40 on domestic flights. Our business model is based on innovation, best value proposition and application of low-cost carrier best practices. We had the highest on-time performance rate in the Brazilian market in 2017. Our market-leading on‑time performance is critical to maintaining high customer satisfaction levels. We operate a customer-friendly digital platform that includes our website and mobile app, which makes booking and travel easy and more enjoyable for our customers. In 2017, we received the following awards for best customer service in the Brazilian airline industry: (i) first place among airlines in customer service according to Exame, a leading business magazine in Brazil; (ii) first place according to ANAC in lowest number of complaints; and (iii) the only airline to receive a rating of “ÓTIMO” (outstanding) from online agency reclameaqui.com.br. In 2018, we were ranked first among airlines in the Top of Mind Award organized by the Brazilian newspaper Folha de São Paulo and were recognized as the most trusted airline brand in the Brands of Trust Award organized by Datafolha.

These awards are an external validation of our investments in customer service. In terms of comfort, we provide our customers the most seats with the largest legroom available, according to ANAC. In October 2016, we became the first airline in South America to offer Wi-Fi on board and, as of the end of the 2017, we had industry leading technology installed in 82 aircraft, combining Wi-Fi, streaming entertainment and live television in the same platform. Gol is the global launch customer for television streaming over the 2KU antenna developed by Gogo. In order to further improve customers’ experience, we were the first company in the world to develop an online check‑in with facial recognition (“selfie check-in”). Moreover, our customers also count with support of our proprietary Geolocation tool that informs customers how many hours (based on their location) it would take them to arrive at the airport, and also offers rebooking options. The geolocation tool has already helped 14 million passengers to not miss their flights. We believe this high-quality customer experience to be a key factor in our leadership with business clients, the most profitable client segment.

We believe that the Gol brand has become synonymous with innovation and value in the airline industry. We were the first low-cost carrier in Latin America and have since brought to market innovative services and solutions including kiosk usage in airports, food menus on board, inflight Wi-Fi and geolocation and “selfie check-ins” as mentioned above. Gol and Smiles are well-recognized brands that stand for best value proposition and consistent execution of industry best practices, as well as low cost and social media-focused innovative marketing and advertisement techniques. Additionally, brand and product diversification from Gollog and GOL+Conforto products enhance our brand recognition across a diverse set of customers in various business segments and provide important customer satisfaction. In the year ended December 31, 2018, ancillary products and services accounted for 6.8% of our total operating revenue.

Strong Network and Global Alliances and Partnerships. We have a disciplined and methodical approach to our route selection, which includes significant flexibility that allows us to quickly adjust to changing market conditions. Our operating model is based on an integrated hub and spoke network and strategic point-to-point markets. We believe the use of this hybrid model increases our adaptability to seasonal and macroeconomic changes while maintaining a low-cost structure and improving aircraft and crew scheduling efficiency. The high level of integration of flights at selected airports allows us to offer frequent, non-stop flights at competitive fares between Brazil’s most important cities. Our robust network also allows us to increase our load factors on our strongest city pair routes by using the airports in those cities to connect our customers to their final destinations. Lastly, our hub and spoke model allows us to build our flight routes to add destinations to cities that would not, individually, be feasible to serve in the traditional point-to-point model, but that can be served when simply added as additional points on our multiple-stop flights. In 2018, we increased our operations in the Northeast of Brazil with our hub in Fortaleza. Designed to connect the main cities of the Northeast and North of Brazil, our Fortaleza hub serves as an origin of flights to the United States and Europe.

The Boeing 737-8 Max will provide us increased range to reach new markets. We began offering daily direct flights from Brasília and Fortaleza to Miami and Orlando in the fourth quarter of 2018, which has linked approximately 30 Brazilian cities to Florida and eight U.S. connection possibilities in a highly competitive elapsed time, as compared to routes connecting in Panama City, Bogotá or Lima. In December 2018, we began operating direct flights to Quito, Ecuador, which provided 38 connection possibilities, with three weekly non-stop flights from Guarulhos. In June 2019, we will begin operating four non-stop flights per week to Cancun, Mexico, from Brasília. Additionally, we will provide passengers with a superior flight experience with the Boeing 737-8 Max aircraft. We are evaluating other potential destinations and expect to serve growing demand from Southern Cone countries for flights to Brazil and other international destinations.

We also have a strategic partnership with Delta, which holds 9.4% of our share capital, as of December 31, 2018, and has become a strong operational and financial partner for us as a maintenance provider and codeshare partner. We believe this important partnership will also help us grow our international revenues further by seamlessly providing additional connecting traffic. In addition, our international alliance reach is broad, with partner airlines offering flights covering America, Europe, Africa and Asia. We have partnership programs with some of the most important international carriers, such as Air France – KLM, which holds 1.2% of our share capital, as of December 31, 2018, as well as Aerolíneas Argentinas, AeroMexico, Air Canada, Alitalia, Copa Airlines, Emirates, Etihad Airways, Korean Air, Qatar Airways and TAP. As of December 31, 2018, our global network included 76 interline agreements and 12 codeshare programs. These alliances allow us to serve 167 destinations throughout the globe through codeshare agreements. We will be able to increase our international revenue, which provides a natural hedge for us, without investing in wide-body aircraft, by benefiting from the codeshare and network these partners present. In addition, we count with incomparable sponsorship from several players in the industry. We are one of Boeing’s most important 737 customers and one of the main airlines in Brazil supported by the Export-Import Bank of the United States. Additionally, our shareholders include one of the largest airlines in Europe (Air France – KLM) and one of the largest in the U.S. (Delta), as well as our founding family, which remains active on our board of directors.

        Strong Customer Relationship Building through our Loyalty Program, Smiles, which has 15.4 Million Members. Our Smiles loyalty program is a strong relationship-building tool that represents a significant competitive advantage for us. Smiles has partnerships with, among others, hotel chains, car rental companies, publishers and retailers. Additionally, Smiles maintains partnerships with some of Brazil and South America’s largest banks and credit card companies given its status as one of the leading frequent flyer programs in South America. In addition to the substantial loyalty-building component of the program, Smiles also provides us with enhanced flexibility, including funding sources (including advanced ticket sales), increased load factors with low impact on yields and dilution of fixed costs and expenses.

Our Strategies

Our goal is to offer the most attractive option for air travel to our customers, with a compelling combination of value, product and service, and, in so doing, to grow profitably and maintain our position as the leading airline in Brazil. Through the key elements of our business strategy, we seek to achieve:

Low Unit Cost. We aim to maintain our cost advantage as the lowest cost airline in Brazil and one of the lowest globally, by:

•	maintaining the high aircraft utilization levels we achieved in the year ended December 31, 2018 of 11.8 block hours per day;

•	utilizing new generation, fuel-efficient aircraft that deliver lower operating costs compared to prior generation aircraft;

•	increasing the average seat capacity of the aircraft in our fleet through the continued introduction and operation of the new Boeing 737-8 Max; and

•	taking a disciplined approach to our operational performance in order to reduce disruption and maximize utilization and profitability.

Offer the Best Service and Value to Our Customers. We intend to further increase our focus on customer satisfaction and loyalty by providing competitive low fares with dependable, reliable and on-time customer service. Essential to achieving this goal is becoming the most on-time airline in Brazil, having the most seats with the largest legroom available and maintaining convenient schedules to attractive destinations. We are the first Latin American airline to offer onboard Wi-Fi access via satellite, as well as television channels, program streaming with movies, cartoons, games and flight maps. All online and offline content is conveniently and easily accessed through passengers’ mobile devices (cell phone, tablet or notebook). In addition, we will continue to use our Smiles loyalty program to increase our customer satisfaction by offering additional benefits, such as higher mileage multipliers for premium fares, upgrades and access to our recently remodeled airport lounges. We intend to further leverage our technological innovations and allow customers to perform more activities themselves by implementing our digital strategy.

Capitalize on Our Strong Market Position in Brazil and South America. We intend to increase penetration across all traveler segments by capitalizing on our competitive strengths. Since 2008, the number of domestic airline passengers carried in Brazil has increased by more than 80% to 93.7 million in 2018, according to ANAC. Brazilian domestic air passenger demand grew 4.4% in 2018 and Brazil is among the five largest domestic airline passenger markets worldwide. IATA estimates that it will grow 5.4% per year in the next two decades, which represents a total growth of 170 million passengers, reaching a total market size of 272 million passengers. By 2034, according to IATA’s forecast, the five fastest-growing passenger markets in terms of additional passengers will be China (856 million new passengers), the United States (559 million), India (266 million), Indonesia (183 million) and Brazil (170 million).

While we will remain focused on Brazilian markets, we will explore the new opportunities provided by our Boeing 737-8 Max fleet, which will permit an approximate 15% increase in distance flown, to expand our international operations to selected cities in the Caribbean, South America, North America and others. We believe that the Brazilian airline industry may experience further consolidation and that strengthening our existing strategic partnerships will be a key factor in our success. In this environment, we intend to play a leading role in the South American airline industry and to strengthen our position as a leading player. We continuously revisit our viability studies to serve markets in regions that can be operated by 737 aircraft.

Our Boeing 737 aircraft provide us a significant strategic advantage in the form of low operating costs and high seat capacity. They have allowed us to build a leading market position, as measured by RPK, by increasing the supply of low-cost seats in Brazil, serving the most relevant destinations in South America and allowing us to add attractive markets for Brazilians to travel internationally.

Improve Our Balance Sheet and Capital Structure. We continuously focus on strengthening our balance sheet and have significantly reduced our leverage and improved our balance sheet and capital structure since 2015. We intend to further strengthen our financial position through several initiatives, including strict discipline in our fleet planning, liquidity position, further reduction in our operating costs and the extension of the average maturity profile of our debt. As of December 31, 2018, our total net debt (excluding perpetual notes) to last 12 months EBITDA ratio was 2.1x. Our total adjusted net debt (excluding perpetual notes) to annualized EBITDAR ratio was 3.8x as of December 31, 2018 and 4.5x as of December 31,

2017, compared to 5.5x as of December 31, 2016 and 10.5x as of December 31, 2015. We also increased our operating margin from negative 1.9% in 2015 to positive 7.1% in 2016, 9.6% in 2017 and 12.3% in 2018. In 2018, we recorded an operating result of R$1.4 billion, as compared to R$989.4 million in 2017.

Financial and Operating Data Highlights

Operating Data	Year ended December 31,
	2016	2017	2018

Load factor (%)	77.5%	80.1%	80.0%
Aircraft utilization (block hours per day)	11.2	12.1	11.8
Average number of operating aircraft(1)	117	109	112
Operating revenue per ASK (R$ cents)	21.0	22.1	23.7
Operating expense per ASK (R$ cents)	19.5	20.0	20.8

Financial Data	Year ended December 31,
	2016	2017	2018

	(in millions of R$, except percentages)

Total operating revenue	9,720.5	10,329.0	11,411.4
Income (loss) before income taxes	1,357.8	70.6	(482.6)
Net income (loss)	1,098.7	377.8	(779.7)

Non-GAAP Measures
EBITDA(2)	1,140.6	1,494.8	2,068.5
EBITDA margin(3)	11.7%	14.5%	18.1%
Operating margin(4)	7.1%	9.6%	12.3%
Total liquidity(5)	1,922.4	3,187.0	2,980.0

_____________

(1)	Average operating fleet excludes subleased aircraft and those under maintenance, repair and overhaul, or MRO.
(2)

We calculate EBITDA as net income (loss) plus financial income (expense), net, income taxes and depreciation and amortization. EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows or as a measure of liquidity. EBITDA is not calculated using a standard methodology and may not be comparable to the definition of EBITDA or similarly titled measures used by other companies. Because our calculation of EBITDA eliminates financial income (expense), net, income taxes and depreciation and amortization, we believe that our EBITDA provides an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates or depreciation and amortization.

(3)	We calculate EBITDA margin as EBITDA divided by total operating revenue for the relevant period.
(4)	We calculate operating margin as income (loss) before financial income (expense), net and income taxes divided by total operating revenue for the relevant period.
(5)	We calculate total liquidity as the sum of cash and cash equivalents, restricted cash, short-term investments and trade receivables for the relevant period.

Credit Ratings

In 2017, our credit ratings were upgraded by all three major rating agencies. Fitch and S&P each upgraded our credit rating twice in 2017, reaching a rating of B with a stable outlook and B- with a positive outlook, respectively, by the end of the year. Moody’s upgraded our credit rating by four notches to B2 with a stable outlook.

Corporate Structure

The following chart summarizes our corporate structure as of the date of this prospectus supplement:

____________

(1)   On October 14, 2018, we announced to the market our intention to merge Smiles into us. See our 2018 Annual Report for more information.

Our principal executive offices are located at Brazil’s largest domestic airport, the Congonhas airport, at Praça Comandante Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, 04626-020, São Paulo, SP, Brazil, and the telephone number of our investor relations department is +55 11 2128-4700. Our website is www.voegol.com.br and investor information may be found on our website under www.voegol.com.br/ir. Information contained on our website is not incorporated by reference, and is not to be considered a part of, this prospectus supplement.

THE OFFERING

Issuer	Gol Linhas Aéreas Inteligentes S.A., a publicly-held sociedade por ações under the laws of Brazil (“GLAI”).
Borrowed ADSs offered

Up to 14,000,000 borrowed ADSs (representing up to 28,000,000 preferred shares). The borrowed ADSs are being borrowed from the selling securityholder named in this prospectus supplement. We are not issuing any preferred shares represented by the borrowed ADSs. See “Selling Securityholder.”

The borrowed ADSs offered hereby may be offered for sale in transactions, including block sales, in the over-the-counter market, in negotiated transactions or otherwise.                      of the borrowed ADSs will be initially sold hereunder at US$        per ADS concurrently with the pricing of the exchangeable senior notes, and the remaining borrowed ADSs may subsequently be sold at prevailing market prices at the time of sale or at negotiated prices.

ADSs to preferred share ratio	Each ADS represents the right to receive two preferred shares, no par value.

Preferred shares outstanding immediately after this offering

266,954,154 preferred shares (including 28,000,000 preferred shares represented by the ADSs offered hereby) and 2,863,682,710 common shares. The preferred shares underlying the borrowed ADSs that will be lent to the ADS Borrower by the selling securityholder will be issued and outstanding as fully paid shares for purposes of applicable corporate law.

The ADSs

Each ADS represents two preferred shares. The depositary will hold the preferred shares underlying your ADSs and you will have rights as provided in the deposit agreement. We and the depositary may agree to amend the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

You may surrender your ADSs to the depositary in exchange for preferred shares. The depositary will charge you fees for any exchange.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus supplement.

Lending fee

We and the selling securityholder will not receive any proceeds from the sale of the ADSs under this prospectus supplement and any related prospectus supplement. However, the selling securityholder will receive a periodic loan fee, payable semiannually, for the lending of the borrowed ADSs at a rate of 0.75% per annum on the value of the borrowed ADSs that have been on-lent or are the subject of a derivative transaction. See “Use of Proceeds” for more information.

Depositary	The Bank of New York Mellon.

Lock-up

We, the selling security shareholder and our executive officers and directors have agreed not to sell or transfer any ADSs or securities convertible into, exchangeable for, exercisable for or repayable with ADSs, for 90 days after the date of this prospectus, subject to certain exceptions. See “Underwriting; Conflicts of Interest.”

Concurrent offering

Concurrently with this offering of ADSs, GOL Equity Finance is offering, by means of a separate offering memorandum, US$300.0 million aggregate principal amount of exchangeable senior notes, (i) in accordance with Rule 144A under the Securities Act to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) that are also qualified purchasers (as defined in Section 2(a)(51) of the Investment Company Act) and (ii) to non-U.S. persons outside the United States in offshore transactions in accordance with Regulation S. GLAI and Gol Linhas Aéreas S.A. will unconditionally and irrevocably guarantee, on a senior unsecured basis, all of GOL Equity Finance’s obligations pursuant to the exchangeable senior notes and the indenture governing the notes. GOL Equity Finance also expects to grant a 30-day option to the initial purchasers of the exchangeable senior notes to purchase up to an additional US$45.0 million aggregate principal amount of the exchangeable senior notes.

The offering of the borrowed ADSs pursuant to this prospectus supplement and the accompanying prospectus is contingent upon the consummation of the offering of the exchangeable senior notes, and the offering of the exchangeable senior notes is contingent upon the consummation of the offering of the borrowed ADSs hereunder.

See “Description of the Registered ADS Borrow Facility and Concurrent Offering of Exchangeable Senior Notes” for a description of the exchangeable senior note offering.

Risk factors

See “Item 3. Key Information—D. Risk Factors” in our 2018 Annual Report and “Risk Factors” in this prospectus supplement, as well as other information included in the registration statement and this prospectus supplement, for a discussion of risks you should carefully consider before making an investment decision.

Concurrent capped call transactions

In connection with the pricing of the exchangeable senior notes, GOL Equity Finance expects to enter into privately negotiated capped call transactions with one or more of the initial purchasers of the exchangeable senior notes offering or affiliates thereof (the “option

Concurrent capped call transactions

counterparties”), certain of which are also underwriters in this offering or affiliates thereof. The capped call transactions are expected to reduce the dilution to the holders of our preferred shares and the ADSs upon any exchange of exchangeable senior notes and/or offset any potential cash payments GOL Equity Finance is required to make in excess of the principal amount of exchanged notes, as the case may be, with such reduction or offset subject to a cap. If the initial purchasers exercise their option to purchase additional exchangeable senior notes, GOL Equity Finance expects to enter into additional capped call transactions with the option counterparties. For more information regarding these capped call transactions, see “Risk Factors—Risks Relating to this Offering—The capped call transactions may affect the value of the ADSs” and “Underwriting; Conflicts of Interest.”

Conflicts of interest

All of the proceeds of the offering of the borrowed ADSs will be paid to the underwriters in this offering or their affiliates. As a result, the underwriters, or their affiliates, will receive more than 5% of the net proceeds of this offering. Thus, the underwriters have a “conflict of interest” as defined in Rule 5121 (Public Offerings of Securities with Conflicts of Interest) of the Financial Industry Regulatory Authority, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. In accordance with Rule 5121, the underwriters will not make sales to a discretionary account without prior written consent of the customer. The appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market” as defined in Rule 5121 exists for the ADSs.

SUMMARY FINANCIAL AND OTHER INFORMATION

The table below presents a summary of our historical consolidated financial and operating data for each of the periods indicated. You should read this information in conjunction with the information under “Item 5—Operating and Financial Review and Prospects” in our 2018 Annual Report and our audited consolidated financial statements and the related notes thereto, incorporated by reference in this prospectus supplement.

Solely for the convenience of the reader, we have translated some of the real amounts in this prospectus supplement into U.S. dollars at the rate of R$3.875 to US$1.00, which was the U.S. dollar selling rate in effect as of December 31, 2018, as reported by the Central Bank, and should not be construed as implying that the criteria used followed the criteria established in IAS No. 21 – The Effects of Changes in Foreign Exchange Rates.

Summary Financial and Operating Data

	Year ended December 31,
	2016	2017	2018	2018(1)

Statements of Operations	(in thousands of R$, except per share/ADS information)			(in thousands of US$)
Operating revenue:
Passenger	9,047,081	9,564,041	10,633,488	2,744,126
Cargo and other	673,416	764,993	777,866	200,740
Total operating revenue	9,720,497	10,329,034	11,411,354	2,944,866
Operating costs and expenses:
Salaries	(1,656,785)	(1,708,111)	(1,903,852)	(491,317)
Aircraft fuel	(2,695,390)	(2,887,737)	(3,867,673)	(998,109)
Aircraft rent	(996,945)	(939,744)	(1,112,837)	(287,184)
Landing fees	(687,366)	(664,170)	(743,362)	(191,835)
Aircraft, traffic and mileage servicing	(610,293)	(628,140)	(613,768)	(158,392)
Passenger service expenses	(461,837)	(437,045)	(474,117)	(122,353)
Sales and marketing	(555,984)	(590,814)	(581,977)	(150,187)
Maintenance, materials and repairs	(593,090)	(368,719)	(570,333)	(147,183)
Depreciation and amortization	(447,668)	(505,425)	(668,516)	(172,520)
Other operating expenses	(320,948)	(610,310)	524,656	135,395
Total operating costs and expenses	(9,026,306)	(9,340,215)	(10,011,779)	(2,583,685)
Equity results	(1,280)	544	387	100
Income (loss) before financial income (expense), net and income taxes	692,911	989,363	1,399,962	361,281
Financial income (expense), net	664,877	(918,759)	(1,882,558)	(485,821)
Income (loss) before income taxes	1,357,788	70,604	(482,596)	(124,541)
Income taxes	(259,058)	307,213	(297,128)	(76,678)
Net income (loss)	1,098,730	377,817	(779,724)	(201,219)
Attributable to non-controlling interests	252,745	359,025	305,669	78,882
Attributable to equity holders of GLAI	845,985	18,792	(1,085,393)	(280,101)

	As of December 31,
	2016	2017	2018	2018(1)

Balance Sheet Data	(in thousands of R$)			(in thousands of US$)
Cash and cash equivalents	562,207	1,026,862	826,187	213,210
Restricted cash	168,769	268,047	822,132	212,163
Short-term investments	431,233	955,589	478,364	123,449
Trade receivables	760,237	936,478	853,328	220,214
Total liquidity	1,922,446	3,186,976	2,980,011	769,035
Deposits	1,188,992	1,163,759	1,612,295	416,076
Total assets	8,404,355	10,004,748	10,378,266	2,678,262
Short-term debt	835,290	1,162,872	1,223,324	315,697
Long-term debt	5,543,930	5,942,795	5,861,143	1,512,553
Total deficit	(3,375,934)	(3,088,521)	(4,505,351)	(1,162,671)
Capital stock	3,080,110	3,082,802	3,098,230	799,543

	Year ended December 31,
	2016	2017	2018	2018(1)

Earnings per Share and Other Information	(in R$)			(in US$)
Basic income (loss) per preferred share(2)	2.44	0.05	(3.12)	(0.81)
Basic income (loss) per common share(2)	0.07	0.00	(0.09)	(0.02)
Basic income (loss) per share(3)	2.45	0.06	(3.11)	(0.80)
Basic income (loss) per ADS (2)(4)	4.91	0.11	(1.56)	(0.40)
Diluted income (loss) per preferred share(2)	2.44	0.05	(3.12)	(0.81)
Diluted income (loss) per common share(2)	0.07	0.00	(0.09)	(0.02)
Diluted income (loss) per share(3)	2.45	0.05	(3.12)	(0.81)
Diluted income (loss) per ADS(2)(4)	4.90	0.11	(1.56)	(0.40)
Weighted average number of outstanding shares in relation to basic income (loss) per preferred share (in thousands)	202,261	204,664	266,676	266,676
Weighted average number of outstanding shares in relation to basic income (loss) per common share (in thousands)	5,035,037	4,981,350	2,863,683	2,863,683
Weighted average number of outstanding shares in relation to basic income (loss) per share (in thousands)(3)	346,119	346,988	348,496	348,496
Weighted average number of outstanding ADSs in relation to basic income (loss) per share (in thousands)(3)(4)	173,060	173,494	174,248	174,248
Weighted average number of outstanding shares in relation to diluted income (loss) per preferred share (in thousands)	202,608	207,278	266,676	266,676
Weighted average number of outstanding shares in relation to diluted income (loss) per common share (in thousands)	5,035,037	4,981,350	2,863,683	2,863,683
Weighted average number of outstanding shares in relation to diluted income (loss) per share (in thousands)(3)	346,465	349,602	348,496	348,496
Weighted average number of outstanding ADSs in relation to diluted income (loss) per share (in thousands)(3)(4)	173,233	174,801	174,248	174,248
Dividends declared per preferred share (net of withheld income taxes)	-	-	-	-

	As of and for the year ended December 31,
	2016	2017	2018	2018(1)

Other Financial Data	(in thousands of R$ except percentages)			(in thousands of US$)
EBITDA(5)	1,140,579	1,494,788	2,068,478	533,801
EBITDA margin(6)	11.7%	14.5%	18.1%	18.1%
Operating margin(7)	7.1%	9.6%	12.3%	12.3%
Total liquidity(8)	1,922,446	3,186,976	2,980,011	769,035
Net cash flows from (used in) operating activities	(21,067)	672,753	2,081,869	537,257
Net cash flows from (used in) investing activities	592,089	(559,805)	(1,587,256)	(409,614)
Net cash flows from (used in) financing activities	(1,062,783)	359,673	(753,189)	(194,371)

Summary Operational Data

	Year ended December 31,
	2016	2017	2018
Operating Data
Operating aircraft at period end	121	119	121
Total aircraft at period end	130	119	121
Revenue passengers carried (in thousands)	32,623	32,507	33,446
Revenue passenger kilometers (RPK) (in millions)(9)	35,928	37,408	38,423
Available seat kilometers (ASKs) (in millions) (9)	46,329	46,695	48,058
Load factor	77.5%	80.1%	80.0%
Break-even load factor	72.0%	72.4%	70.1%
Aircraft utilization (block hours per day)	11.2	12.1	11.8
Average fare (R$)	284	294	318
Passenger revenue yield per RPK (R$ cents)	25.2	25.6	27.6
Passenger revenue per ASK (R$ cents)	19.5	20.5	22.1
Operating revenue per ASK (R$ cents)	21.0	22.1	23.7
Operating expense per ASK (R$ cents)	19.5	20.0	20.8
Operating expense less fuel expense per ASK (R$ cents)	13.5	13.8	12.8
Departures	261,514	250,654	250,040
Departures per day	717	687	685
Destinations served	63	64	69
Average stage length (kilometers)	1,043	1,094	1,098
Active full-time equivalent employees at period end	15,261	14,532	15,259
Fuel liters consumed (in millions)	1,392	1,379	1,403
Average fuel expense per liter (R$)	1.94	2.15	2.91

_____________

(1)	Translated for convenience using the U.S. dollar selling rate as reported by the Central Bank of R$3.875 to US$1.00 as of December 31, 2018.
(2)

Adjusted to reflect the one to 35 stock split of our common shares on March 23, 2015 and that since that date our preferred shares are entitled to receive dividends per share in an amount 35 times the amount of dividends per share paid to holders of our common shares in order to account for the split of our common shares. Our preferred shares are not entitled to any fixed dividend preferences. See “Item 9. The Offer and Listing—C. Markets—Corporate Governance Practices” in our 2018 Annual Report.

(3)

Common shares divided by 35 to calculate weighted average number of shares, to reflect the ratio of 35 common shares for each preferred share. This is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to numbers calculated per preferred share and per common share. We believe that calculations per share provide useful information as they equalize the common share economic rights and number of shares to those of our preferred shares.

(4)

Adjusted to reflect the November 2017 ratio change of one ADS to two preferred shares. See “Item 12. Description of Securities other than Equity Securities—A. American Depositary Shares” in our 2018 Annual Report.

(5)

We calculate EBITDA as net income (loss) plus financial income (expense), net, income taxes and depreciation and amortization. EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows or as a measure of liquidity. EBITDA is not calculated using a standard methodology and may not be comparable to the definition of EBITDA or similarly titled measures used by other companies. Because our calculation of EBITDA eliminates financial income (expense), net, income taxes and depreciation and amortization, we believe that our EBITDA provides an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates or depreciation and amortization.

(6)	We calculate EBITDA margin as EBITDA divided by total operating revenue for the relevant period.
(7)	Operating margin represents operating income (loss) before financial results and income taxes divided by total operating revenue.
(8)	Total liquidity is the sum of cash and cash equivalents, restricted cash, short-term investments and trade receivables.
(9)	Source: ANAC

	Year ended December 31,
	2016	2017	2018

Reconciliation of Net Income (Loss) to EBITDA	(in thousands of R$)
Net income (loss)	1,098,730	377,817	(779,724)
(+) Financial income (expense), net	(664,877)	918,759	1,882,558
(+) Income taxes	259,058	(307,213)	297,128
(+) Depreciation and amortization	447,668	505,425	668,516
EBITDA(1)	1,140,579	1,494,788	2,068,478
Aircraft rent	996,945	939,744	1,112,837

_____________

(1)

We calculate EBITDA as net income (loss) plus financial income (expense), net, income taxes and depreciation and amortization. EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows or as a measure of liquidity. EBITDA is not calculated using a standard methodology and may not be comparable to the definition of EBITDA or similarly titled measures used by other companies. Because our calculation of EBITDA eliminates financial income (expense), net, income taxes and depreciation and amortization, we believe that our EBITDA provides an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates or depreciation and amortization.

RISK FACTORS

Investment in these securities involves a high degree of risk. Prospective purchasers of these securities should carefully consider the risks described below, as well as the other information in the registration statement and this prospectus supplement, before making an investment decision. Our business, results of operations, financial condition or prospects could be adversely affected if any of these risks occurs and, as a result, the trading price of the securities could decline and you could lose all or part of your investment. See “Item 3. Key Information—D. Risk Factors” in our 2018 Annual Report.

Risks Relating to this Offering

The effect of this offering of ADSs under this prospectus supplement may be to lower the market price of the ADSs.

Pursuant to this offering, an aggregate of up to 14,000,000 ADSs will be loaned by the selling securityholder to the ADS Borrower pursuant to the ADS Lending Agreement and, to the extent that fewer than that number of ADSs are sold concurrently with the offering of the exchangeable senior notes, the ADS Borrower may from time to time during a permitted borrowing period borrow additional ADSs for additional offerings. We and the selling securityholder will not receive any proceeds from the sale of the ADSs under this prospectus supplement and any related prospectus supplement. However, the selling securityholder will receive a periodic loan fee, payable semiannually, for the lending of the borrowed ADSs at a rate of 0.75% per annum on the value of the borrowed ADSs that have been on-lent or are the subject of a derivative transaction. The offering of the borrowed ADSs pursuant to this prospectus supplement and the accompanying prospectus is contingent upon the consummation of the offering of the exchangeable senior notes, and the offering of the exchangeable senior notes is contingent upon the consummation of the offering of the borrowed ADSs hereunder. See “Description of the Registered ADS Borrow Facility and Concurrent Offering of Exchangeable Senior Notes.”

We have been informed by the ADS Borrower that it or its affiliate intends to use the short position created by the ADS loans and the concurrent short sales of the borrowed ADSs to facilitate privately negotiated derivatives transactions related to the exchangeable senior notes offered in the concurrent exchangeable senior notes offering. The existence of the ADS Lending Agreement in connection with the offering of the borrowed ADSs, the short sales of ADSs effected in connection with the sale of the exchangeable senior notes and the related derivatives transactions, or any unwind of such short sales or derivatives transactions, could cause the market price of the ADSs to be lower over the term of the ADS Lending Agreement than it would have been had we not entered into such agreement. For example, in connection with any cash settlement of any such derivative transaction, the ADS Borrower or its affiliate may purchase ADSs and the counterparties to such derivative transaction may sell ADSs, which could temporarily increase, temporarily delay a decline in, or temporarily decrease, the market price of the ADSs. The market price of the ADSs could be further negatively affected by these or other short sales of the ADSs, including other sales by the purchasers of the exchangeable senior notes hedging their investment therein.

Although the Registered ADS Borrow Facility is intended to facilitate privately negotiated derivatives transactions relating to the ADSs, including derivatives between the ADS Borrower or its affiliate and investors in the exchangeable senior notes, by which investors in the exchangeable senior notes will establish short positions relating to the ADSs and otherwise hedge their investments in the exchangeable senior notes concurrently with, or shortly after, the pricing of the exchangeable senior notes, neither we nor the ADS Borrower will know how such investors may use such derivatives transactions. In addition, the counterparties to such privately negotiated derivatives transactions may enter into other transactions in connection with such derivatives transactions, including the purchase or sale of ADSs. As a result, the existence of the Registered ADS Borrow Facility, such derivatives transactions and any related market activity could cause the market price of the ADSs to be lower over the term of the Registered ADS Borrow Facility than it would have otherwise been had the Registered ADS Borrow Facility not existed.

Exchange of the exchangeable senior notes issued in the concurrent exchangeable senior notes offering may dilute the ownership interest of existing shareholders and holders of the ADSs, including holders who have previously exchanged their notes.

The exchange of some or all of the exchangeable senior notes issued in the concurrent exchangeable senior notes offering may dilute the ownership interests of existing shareholders and holders of the ADSs. Any sales in the public market of ADSs issuable upon such exchange could adversely affect prevailing market prices of our preferred shares or the ADSs. In addition, the anticipated exchange of the exchangeable senior notes into ADSs could depress the price of our preferred shares or the ADSs.

Adjustments by purchasers of the exchangeable senior notes of their hedging positions in the ADSs and the expectation thereof may have a negative effect on the market price of the ADSs.

The borrowed ADSs offered in this offering are expected to be used to facilitate privately negotiated derivatives transactions related to the exchangeable senior notes. The number of borrowed ADSs offered in this offering may be more or less than the number of ADSs that will be needed in such hedging transactions. Any buying or selling of ADSs by the parties to those transactions to adjust their hedging positions in connection with this offering or the concurrent exchangeable senior notes offering or in the future may affect the market price of the ADSs.

In addition, the existence of the exchangeable senior notes may also encourage short selling by market participants because the exchange of the exchangeable senior notes could depress the price of the ADSs. The price of the ADSs could be affected by possible sales of ADSs by investors who view the exchangeable senior notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving the ADSs. This hedging or arbitrage trading activity could, in turn, affect the market price of the exchangeable senior notes.

The conditional exchange feature of the exchangeable senior notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional exchange feature of the exchangeable senior notes is triggered, holders of the exchangeable senior notes will be entitled to exchange the notes at any time during specified periods at their option. If one or more holders elect to exchange their notes, we may elect to settle all or a portion of our exchange obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to exchange their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction in our net working capital.

The effective dilution to the voting power of the selling securityholder prior to the return or recall of borrowed ADSs could impact the price of the ADSs.

During the term of the ADS Lending Agreement prior to the return or recall of the ADSs, the selling securityholder will not have any voting rights with respect to the preferred shares underlying the ADSs it has loaned. The effective dilution to the voting power of the selling securityholder prior to the return or recall of borrowed ADSs could impact the price of the ADSs. The preferred shares have no voting rights, except that each preferred share entitles its holder to one vote at our shareholders’ meeting to decide on certain matters, as described under “Description of Share Capital—Voting Rights”, which may include some transformative events, the approval or denial of which by preferred shareholders could affect the value of the ADSs.

The capped call transactions may affect the value of the ADSs.

In connection with the pricing of the exchangeable senior notes, GOL Equity Finance expects to enter into privately negotiated capped call transactions with the option counterparties. The capped call transactions are expected to reduce the dilution to the holders of our preferred shares and the ADSs upon any exchange of the exchangeable senior notes and/or offset any potential cash payments GOL Equity Finance is required to make in excess of the principal amount of exchanged notes, as the case may be, with such reduction or offset subject to a cap. If the initial purchasers exercise their option to purchase additional exchangeable senior notes, GOL Equity Finance expects to enter into additional capped call transactions with the option counterparties.

In connection with establishing their initial hedges of the capped call transactions, the option counterparties (or their affiliates) expect to enter into various derivatives transactions with respect to the ADSs concurrently with, or purchase ADSs or preferred shares shortly after, the pricing of the exchangeable senior notes. These activities could have the effect of increasing, or reducing the size of any decrease in, the price of the ADSs concurrently with, or shortly after, the pricing of the exchangeable senior notes.

In addition, the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the ADSs or purchasing or selling our preferred stock or the ADSs or other securities of ours in secondary market transactions following the pricing of the exchangeable senior notes and prior to the maturity of the exchangeable senior notes (and are likely to do so during any observation period related to an exchange of notes). This activity could also cause or avoid an increase or a decrease in the market price of the ADSs, and, to the extent the activity occurs following exchange or during any observation period related to an exchange of notes, it could affect the amount and value of the consideration that holders of the exchangeable senior notes will receive upon exchange of their notes.

In addition, if any such capped call transactions fail to become effective, the option counterparties or their respective affiliates may unwind their hedge positions with respect to the ADSs, which could adversely affect the value of the ADSs.

The capped call transactions are privately negotiated transactions (in each case that GOL Equity Finance will enter into with the option counterparties). Holders of ADSs will not have any rights with respect to the capped call transactions.

Neither we nor GOL Equity Finance make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor GOL Equity Finance make any representation that the option counterparties will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice. See “Description of Concurrent Capped Call Transactions.”

USE OF PROCEEDS

We and the selling securityholder will not receive any proceeds from the sale of the ADSs lent by the selling securityholder under this prospectus supplement and any related prospectus supplement. The ADS Borrower or its affiliate will receive all of the proceeds from the sale of the borrowed ADSs. However, the selling securityholder will receive a periodic loan fee, payable semiannually, for the lending of the borrowed ADSs at a rate of 0.75% per annum on the value of the borrowed ADSs that have been on-lent or are the subject of a derivative transaction. See “Selling Securityholder.”

If the concurrent exchangeable senior notes offering is consummated, GOL Equity Finance will directly or indirectly transfer the proceeds to GLAI or any of its subsidiaries, including by way of (i) the purchase of warrants to be held by GOL Equity Finance to acquire preferred shares underlying the ADSs issuable upon exchange of the exchangeable senior notes, (ii) paying the cost of the capped call transactions and (iii) onlending the remainder of the funds to GLAI and its affiliates. We expect that offering will generate net proceeds of approximately US$                  million, which we intend to use for general corporate purposes.

The offering of the borrowed ADSs pursuant to this prospectus supplement and the accompanying prospectus is contingent upon the consummation of the exchangeable senior notes offering, and the exchangeable senior notes offering is contingent upon the consummation of the offering of the borrowed ADSs hereunder.

We have been informed by the ADS Borrower that it or its affiliate intends to use the short position created by the ADS loans and the concurrent short sales of the borrowed ADSs to facilitate privately negotiated derivatives transactions related to the exchangeable senior notes offered in the concurrent exchangeable senior notes offering.

SELLING SECURITYHOLDER

This prospectus supplement covers the loan to the ADS Borrower, pursuant to the ADS Lending Agreement, of up to 14,000,000 ADSs by MOBI Fundo de Investimento em Ações, the selling securityholder, for the subsequent sale of the borrowed ADSs by the underwriters. These ADSs represent 28,000,000 preferred shares issued by us and purchased by the selling securityholder in capital increases that occurred on December 7, 2011, December 21, 2011, August 12, 2013, May 28, 2014, July 10, 2015 and September 4, 2015, in each case pursuant to subscription forms under Brazilian law in transactions exempt from registration under the Securities Act prior to the original filing date of the registration statement which is supplemented by this prospectus supplement. During the term of the ADS Lending Agreement prior to the return or recall of the ADSs, the selling securityholder will not have any voting rights with respect to the preferred shares underlying the ADSs it has loaned.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2018 (i) on an actual basis; (ii) as adjusted to reflect our purchase of approximately US$13.5 million in aggregate principal amount of Gol Finance’s 8.875% Senior Notes due 2022 in a cash tender offer for any and all such outstanding notes, which expired on February 1, 2019, and US$0.1 million for the premium paid in connection with the tender offer; and (iii) as further adjusted to give effect to the issuance of exchangeable senior notes in the concurrent exchangeable senior notes offering and the receipt of approximately US$                   million in net proceeds therefrom. This table is derived from and should be read together with the sections entitled “Summary Financial And Other Information” elsewhere in this prospectus supplement, as well as “Item 3.A. Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects” in our 2018 Annual Report, which is qualified in its entirety by reference to our audited consolidated financial statements and our unaudited interim condensed consolidated financial statements, and the related notes thereto.

	As of December 31, 2018
	Actual		As adjusted(1)		As further adjusted(3)
	(in millions of R$)	(in millions of US$)(2)	(in millions of R$)	(in millions of US$)(2)	(in millions of R$)	(in millions of US$)(2)
Short-term debt	1,223.3	315.7	1,223.3	315.7
Long-term debt	5,861.1	1,512.5	5,808.8	1,499.0
Notes issued in the exchangeable senior notes offering	-	-	-	-
Total debt	7,084.5	1,828.3	7,032.1	1,814.7
Total deficit(4)	(4,505.4)	(1,162.7)	(4,505.8)	(1,162.8)
Total capitalization(5)	2,579.1	665.6	2,526.3	651.9

_____________

(1)

As adjusted to reflect our purchase of approximately US$13.5 million in aggregate principal amount of Gol Finance’s 8.875% Senior Notes due 2022 in a cash tender offer for any and all such outstanding notes, which expired on February 1, 2019, and US$0.1 million for the premium paid in connection with the tender offer.

(2)	Translated for convenience using the U.S. dollar selling rate as reported by the Central Bank of R$3.875 to US$1.00 as of December 31, 2018.
(3)

As further adjusted to give effect to the issuance of exchangeable senior notes in the concurrent exchangeable senior notes offering and the receipt of approximately US$                   million in net proceeds therefrom.

(4)

Total deficit does not reflect the increase in shareholders’ equity or the decrease in total deficit that may or may not occur upon noteholders’ exchange of exchangeable senior notes in the concurrent exchangeable senior notes offering.

(5)	Total capitalization is the sum of total debt and total deficit.

We will not receive any proceeds from the sale of the borrowed ADSs under this prospectus supplement and any related prospectus supplement.

Except as set forth above, there has been no material adverse change to our capitalization since December 31, 2018.

DESCRIPTION OF SHARE CAPITAL

General

As of December 31, 2018, our capital stock comprised 2,863,682,710 common shares and 267,543,740 preferred shares, each with no par value.

On February 27, 2019, our board of directors approved an increase in our capital and the issuance of 521,528 preferred shares. As of the date of this prospectus supplement, our capital stock comprises 2,863,682,710 common shares and 268,065,268 preferred shares, each with no par value.

In December 2018, our controlling shareholder, FIP Volluto, transferred our preferred shares that it held to MOBI, owned by the same beneficial owners of FIP Volluto. FIP Volluto, which holds 100% of our common shares, continues to be our controlling shareholder.

Issued Share Capital

Under our by-laws, our authorized capital as of December 31, 2018 was R$4.0 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors. Our shareholders must approve any capital increase that exceeds our authorized capital. Under our by-laws and the Brazilian corporation law, if we issue additional shares in a private transaction, the existing shareholders (but not holders of ADSs or holders of preferred shares of GLAI that are U.S. persons) have preemptive rights to subscribe for shares on a pro rata basis according to their holdings. See “—Preemptive Rights.”

Regulation of Foreign Investment

There are no general restrictions on ownership of our preferred shares or common shares by individuals or legal entities domiciled outside Brazil, except for those regarding airline companies (see “Item 4B. Business Overview—Regulation of the Brazilian Civil Aviation Market” in our 2018 Annual Report). However, the right to convert dividend payments, interest on shareholders’ equity and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank and the CVM.

Foreign investors may register their investment under Law No. 4,131, dated September 3, 1962, or Law No. 4,131, or Resolution No. 4,373 of January 26, 2000 of the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN, or Resolution No. 4,373. Law No. 4,131 is the main legislation concerning foreign capital and direct equity investments in Brazilian companies and it is applicable to any amount that enters the country in the form of foreign currency, goods and services. Except for registration of the capital inflow/outflow with the Central Bank, non-resident investors directly investing in equity of Brazilian companies do not need any specific authorization to make such investments.

Registration under Law No. 4,131 or under Resolution No. 4,373 generally enables foreign investors to convert dividends, other distributions and sales proceeds received in connection with registered investments into foreign currency and to remit such amounts abroad. Resolution No. 4,373 affords favorable tax treatment to foreign investors who are not residents in a Low or Nil Tax Jurisdiction, which is defined under Brazilian tax laws as a country or location or other jurisdiction that does not impose tax or where the maximum income tax rate is lower than 20%.

Portfolio foreign investments are regulated by Resolution No. 4,373 and CVM Rule No. 560, as amended. Under Resolution No. 4,373, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 4,373, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad. Investors may not transfer the ownership of investments made under Resolution No. 4,373 to other non-Brazilian holders through private transactions.

Pursuant to Resolution No. 4,373, foreign investors must:

•         appoint at least one representative and a custodian in Brazil with powers to perform actions relating to the foreign investment;

•         complete the appropriate foreign investor registration form;

•         register as a foreign investor with the CVM;

•         register the foreign investment with the Central Bank;

•         appoint a tax representative in Brazil; and

•         obtain a taxpayer identification number from the Brazilian federal tax authorities.

Amounts invested in our preferred shares by a non-Brazilian holder who qualifies under Resolution No. 4,373 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average rates quoted by the Central Bank on these dates.

A non-Brazilian holder of preferred shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. This delay may adversely affect the amount in U.S. dollars, received by the non-Brazilian holder.

A registration has been obtained in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s registration for five business days after such exchange, following which, such holder must seek to obtain its own registration with the Central Bank.

Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to such preferred shares, unless the holder is a duly qualified investor under Resolution No. 4,373.

If the shareholder does not qualify under Resolution No. 4,373 by registering with the CVM and the Central Bank and appointing a representative and a custodian in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution No. 4,373, residents in a Low or Nil Tax Jurisdiction are subject to less favorable tax treatment than other foreign investors. See “Taxation—Material Brazilian Tax Considerations.”

Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil.”

Description of Preferred Shares

According to our by-laws, our preferred shares are non-voting and have the right to receive dividends per share equal to 35 times the value of the dividends received per common share. However, under certain limited circumstances provided for in the Brazilian corporation law and as described in this section, holders of our preferred shares may be entitled to vote. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of our common shares and at value of 35 times the value attributable to each common share.

According to our by-laws, holders of our preferred shares are entitled to be included in a public tender offer in case our controlling shareholder sells its controlling stake in us and the minimum price to be offered for each preferred share is 35 times the price paid per share of the controlling stake.

Under Brazilian law, the protections afforded to minority shareholders are different from those in the United States. In particular, judicial guidance with respect to shareholder disputes is less established under Brazilian law than U.S. law and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

Redemption and Rights of Withdrawal

Under the Brazilian corporation law, a dissenting or non-voting shareholder has the right to withdraw from a company and be reimbursed for the value of the preferred or common shares held whenever a decision is taken at a general shareholders’ meeting by a vote of shareholders representing at least 50% of the total outstanding voting capital to:

(1)

create a new class of preferred shares or increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by our by-laws (our by-laws allow us to do so);

(2)

modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares or create a new class with greater privileges than the existing classes of preferred shares;

(3)	reduce the mandatory distribution of dividends;
(4)	merge or consolidate us with another company;
(5)	participate in a group of companies as defined in the Brazilian corporation law and subject to the conditions set forth therein;
(6)	change our corporate purpose, including a sale of the voting control to a third party;
(7)

transfer all of our shares to another company or receive shares of another company in order to make the company whose shares were transferred a wholly owned subsidiary of such company, known as incorporação de ações;

(8)

conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spin-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian corporation law; or

(9)	dissolution of the company or terminating a state of liquidation.

In the event that the entity resulting from a merger, consolidation, or incorporação de ações, or spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal right.

If there is a resolution to (a) merge or consolidate us with another company; (b) conduct a incorporação de ações; (c) participate in a group of companies, as defined under the Brazilian corporation law; or (d) acquire control of another company, the withdrawal rights are exercisable only if our shares do not satisfy certain tests of liquidity and dispersal of the type or class of shares in the market at the time of the general meeting.

Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares.

The right of withdrawal lapses 30 days after publication of the minutes of the relevant general shareholders’ meeting that approved the corporate actions described above. In the case of the changes mentioned in items (1) and (2) above, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30-day term is counted from the date of publication of the minutes of the special meeting. We would be entitled to reconsider any action triggering appraisal rights within 10 days following the expiration of such rights if the redemption of shares of dissenting or non-voting shareholders would jeopardize our financial stability. Shares to be purchased by us from the dissenting or non-voting shareholders exercising appraisal rights will be valued at an amount equal to the lesser of the portion attributable to such shares of our shareholders’ equity as shown on the last balance sheet approved at a general shareholders’ meeting (book value) and the portion attributable to such shares of the economic value of the company, pursuant to an appraisal report produced in accordance with the provisions of the Brazilian corporation law. If more than 60 days have elapsed since the date of such balance sheet, dissenting shareholders may require that the book value of their shares be calculated on the basis of a new balance sheet. As a general rule, shareholders who acquire their shares after the first notice convening the general shareholders’ meeting or after the relevant press release concerning the meeting is published will not be entitled to appraisal rights.

For purposes of the right of withdrawal, the concept of “dissenting shareholder,” under the Brazilian corporation law, includes not only those shareholders who vote against a specific resolution, but also those who abstain from voting, who fail to attend the shareholders’ meeting or who do not have voting rights.

Preemptive Rights

Each of our shareholders generally has a preemptive right to subscribe for shares or convertible securities in any capital increases, in proportion to its shareholdings. A minimum period of 30 days, unless a shorter period is established by our board of directors, following the publication of notice of the capital increase is allowed for the exercise of the right and the right is negotiable. In the event of a capital increase which would maintain or increase the proportion of capital represented by preferred shares, holders of ADSs or preferred shares would have preemptive rights to subscribe only to newly issued preferred shares.

In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of ADSs or preferred shares would have preemptive rights to subscribe for preferred shares, in proportion to their shareholdings, and for common shares, only to the extent necessary to prevent dilution of their equity participation. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.” Our by-laws provide that our board of directors may, within the limit of our authorized capital, withdraw preemptive rights to existing shareholders in connection with an increase in share capital through sale in stock exchanges, public offerings or public exchange offers. In addition, Brazilian corporation law provides that the granting or exercise of stock options pursuant to certain stock option plans is not subject to preemptive rights.

Voting Rights

Each common share entitles its holder to one vote at our shareholders’ meetings. Preferred shares have no voting rights, except that each preferred share entitles its holder to one vote at our shareholders’ meeting to decide on certain specific matters, such as:

•         any transformation of the company into another corporate type;

•         any merger, consolidation or spin-off of the company;

•         approval of any transactions between the company and its controlling shareholder or parties related to the controlling shareholder;

•         approval of any evaluation of assets to be delivered to the company in payment for shares issued in a capital increase;

•         appointment of an expert to ascertain the fair value of the company in connection with any deregistration and delisting tender offer;

•         changes to the rights attributable to preferred shares approved by shareholders on March 23, 2015;

•         any changes to these voting rights; and

•         approval of a change of our corporate purpose.

In case our controlling shareholder holds our shares that represent an economic interest equal to or less than 50%, the approval of the certain matters referred to above will depend on the prior approval by an extraordinary meeting.

Holders of preferred shares are entitled to attend shareholders’ meetings and to participate in the discussions. The Brazilian corporation law provides that non-voting shares, such as preferred shares, may acquire voting rights if the company fails to distribute fixed or minimum dividends in connection with such shares for three consecutive fiscal years and will retain such voting rights until the distribution of such fixed or minimum dividends. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—Holders of the ADSs and our preferred shares may not receive any dividends.”

According to the Brazilian corporation law, any change in the preferences or rights of our preferred shares, or the creation of a class of shares having priority over our preferred shares, unless such change is authorized by our by-laws, would require the approval of our preferred shareholders in a special shareholders’ meeting in addition to approval by a majority of the holders of our outstanding voting shares. The holders of preferred shares would vote as a class at the special meeting.

The Brazilian corporation law grants (i) holders of preferred shares without voting rights (or with restricted voting rights) representing 10% of the total issued capital stock and (ii) holders of our common shares that are not part of the controlling group, and represent at least 15% of the voting capital stock, the right to appoint a member to the board of directors, by voting during the annual shareholders’ meeting. If none of our non-controlling holders of common or preferred shares meets the respective thresholds described above, holders of preferred or common shares representing at least 10% of the share capital would be able to combine their holdings to appoint one member and an alternate to our board of directors. Such rights may only be exercised by those shareholders who prove that they have held the required stake with no interruption during at least the three months directly preceding our annual shareholders’ meeting.

Holders of common shares are entitled to certain rights that cannot be amended by changes in the by-laws or at a general shareholders’ meeting, which include (i) the right to vote at general shareholders’ meetings; (ii) the right to participate in distributions of dividends and interest attributable to shareholders’ equity and to share in the remaining assets of the company in the event of liquidation; (iii) preemptive rights in certain circumstances; and (iv) the right to withdraw from the company in certain cases. In addition to those rights, the by-laws or a majority of the voting shareholders may establish additional rights and, likewise, remove them. The Level 2 of Differentiated Corporate Governance Practices, which we comply with, provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions.

Controlling shareholders may nominate and elect a majority of the members of the board of directors of Brazilian companies. In a Brazilian company, management is not entitled to nominate directors for election by the shareholders. Non-controlling shareholders and holders of non-voting shares are entitled to elect representatives to the board, as described above. Holders of a threshold percentage of the voting shares may also request, up to 48 hours prior to any general shareholders’ meeting, that the election of directors be subject to cumulative voting. The threshold percentage required for cumulative voting for a corporation such as ours is currently 5% of the outstanding shares. Shareholders who vote to elect a representative of the non-controlling shareholders may not cast cumulative votes to elect other members of the board.

Also, recent amendments to our by-laws estipulate that if the controlling shareholder at any time holds an economic interest in us equal to or less than 35% and greater than 15%, at least 40% of the directors shall be independent and the preferred shareholders shall have the right to elect one of the independent directors. Also, if the controlling shareholder at any time holds an economic interest in us equal to or less than 15% and greater than 7.5%, at least 50% of the directors shall be independent and the preferred shareholders shall have the right to elect two of the independent directors. If the controlling shareholder at any time holds an economic interest in us equal to or less than 7.5%, at least 60% of the directors shall be independent and the preferred shareholders shall have the right to elect two of the independent directors.

Conversion Right

Our shareholders may, at any time, convert common shares into preferred shares, at the rate of 35 common shares to one preferred share, to the extent such shares are duly paid and provided that the amount of preferred shares does not exceed 50% of the total amount of shares outstanding. Any request for conversion must be delivered to our board of executive officers and, once accepted by the board of executive officers, must be confirmed by our board of directors at the first meeting after the date of the request for conversion. The conversion is subject to transfer restrictions, as explained below.

Transfer Restrictions

The controlling shareholder, as established on March 23, 2015, shall observe the following restrictions concerning the transfer of preferred shares held on March 23, 2015:

•         31,463,850 preferred shares must be held by the controlling shareholder until March 23, 2016; and

•         after March 23, 2016, the controlling shareholder shall hold at least 15,731,925 preferred shares.

Until March 23, 2017, the controlling shareholder, shall only be allowed to transfer the preferred shares held on March 23, 2015 in private transactions, outside of a stock exchange or organized over-the-counter market, to acquirers who agree to comply with the same restriction. Any subsequent private transfer of preferred shares initially transferred by the controlling shareholder, shall only occur if the new acquirer of these preferred shares agrees to comply with the restrictions above.

The transfer restrictions of preferred shares provided above shall not apply to preferred shares derived from the conversion of common shares or that are acquired by the controlling shareholder after March 23, 2015.

The transfer of common shares owned by the controlling shareholder or of preferred shares resulting from the conversion of common shares, shall be subject to the restrictions below:

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The transfer of common shares owned by the controlling shareholder or of preferred shares resulting from the conversion of common shares, in one or more private transactions, outside of an exchange or organized over-the-counter market, shall only be allowed, independently of the percentage of common shares or preferred shares subject to such transaction, if the acquirer of those common shares or preferred shares agrees not to transfer the acquired shares on an exchange or organized over-the-counter market for 12 months commencing on the date of the transaction. In these cases, the controlling shareholder shall not make a new private transfer, outside of a stock exchange or a block trade, of common shares or preferred shares resulting from the conversion of common shares for six months commencing on the date of the transaction.

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Any subsequent private transfer of the shares initially transferred by the controlling shareholder pursuant to the terms of item (a) above within the 12 month period shall only occur if the new acquirer agrees not to transfer such shares on an exchange or organized over-the-counter market until the end of the 12 months commencing on the date that such shares were transferred by the controlling shareholder.

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Except in the case of an organized sale process, as provided below, the controlling shareholder shall not transfer, in any transaction on an exchange or organized over-the-counter market, a number of preferred shares that represents an economic interest greater than 3%. Any sale on an exchange or organized over-the-counter market shall automatically impede the controlling shareholder from making a new transfer of preferred shares, on an exchange or organized over-the-counter market, for at least six months commencing on the date such sale occurs.

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The transfer of preferred shares that represent an economic interest greater than 3% shall only be made through a public offering registered with the CVM. In this case, the controlling shareholder will be subject only to the transfer restrictions that are part of the public offering.

All transfer restrictions above shall cease definitively and immediately at the moment in which (a) a public tender offer for the acquisition of shares occurs as a result of the transfer of control of our company; or (b) the controlling shareholder holds an amount of shares in our company that represents an economic interest equal to or less than 15%.

Special and General Meetings

Unlike the laws governing corporations incorporated under the laws of the State of Delaware, the Brazilian corporation law does not allow shareholders to approve matters by written consent obtained as a response to a consent solicitation procedure. All matters subject to approval by the shareholders must be approved in a general meeting, duly convened pursuant to the provisions of Brazilian corporation law. Shareholders may be represented at a shareholders’ meeting by attorneys-in-fact who are (i) shareholders of the corporation, (ii) a Brazilian attorney, (iii) a member of management or (iv) a financial institution.

General and special shareholders’ meetings may be called by publication of a notice in the Diário Oficial do Estado de São Paulo and in a newspaper of general circulation in our principal place of business at least 15 days prior to the meeting. Special meetings are convened in the same manner as general shareholders’ meetings and may occur immediately before or after a general meeting.

At duly called and convened meetings, our shareholders are empowered to take any action regarding our business. Shareholders have the exclusive right, during our annual shareholders’ meetings required to be held within 120 days of the end of our fiscal year, to approve our financial statements and to determine the allocation of our net income and the distribution of dividends related to the fiscal year immediately preceding the meeting. The members of our board of directors are generally elected at annual shareholders’ meetings. However, according to Brazilian corporation law, they can also be elected at extraordinary shareholders’ meetings. At the request of shareholders holding a sufficient number of shares, a fiscal board can be established and its members elected at any shareholders’ meeting.

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year. Our shareholders may take the following actions, among others, exclusively at shareholders’ meetings:

•	election and dismissal of the members of our board of directors and our fiscal board, if the shareholders have requested the set-up of the latter;
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approval of the aggregate compensation of the members of our board of directors and board of executive officers, as well as the compensation of the members of the fiscal board, if one has been established;

•	amendment of our by-laws;
•	approval of our merger, consolidation or spin-off;
•	approval of our dissolution or liquidation, as well as the election and dismissal of liquidators and the approval of their accounts;
•	granting stock awards and approval of stock splits or reverse stock splits;
•	approval of stock option plans for our management and employees, as well as for the management and employees of other companies directly or indirectly controlled by us;
•	approval, in accordance with the proposal submitted by our board of directors, of the distribution of our net income and payment of dividends;
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authorization to delist from the Level 2 of Differentiated Corporate Governance Practices and to become a private company, except if the cancellation is due to a breach of the Level 2 regulations by management, and to retain a specialized firm to prepare a valuation report with respect to the value of our shares, in any such events;

•	approval of our management accounts and our financial statements;
•	approval of any primary public offering of our shares or securities convertible into our shares, above our authorized capital; and
•	deliberate upon any matter submitted by the board of directors.

Anti-Takeover Provisions

Our by-laws require any party that acquires our control to extend a tender offer for common and preferred shares held by non-controlling shareholders to the controlling shareholder. The price of the public tender offer (a) shall be the price paid per share of the block of control, for the holders of our common shares, and (b) shall be equal to 35 times the price paid for the block of control for the owners of our preferred shares.

Arbitration

In connection with our listing on the Level 2 segment of the Differentiated Corporate Governance Practices of the B3, we and our controlling shareholder, directors, officers and the members of our fiscal board have undertaken to refer to the B3 Arbitration Chamber any and all disputes, including between us and our shareholders, relating to or derived from the enforceability, validity, applicability, interpretation or breach of Brazilian corporate law, our bylaws, rules published by the CMN, the Brazilian Central Bank or the CVM and other rules applicable to the Brazilian capital markets in general, including Level 2 rules, the Level 2 listing agreement, Level 2 sanctions regulations and the rules of the B3 Arbitration Chamber. See “Item 9. The Offer and Listing—Markets” in our 2018 Annual Report.

The mandatory arbitration provision has no impact on U.S. holders of our preferred shares or ADSs under the U.S. federal securities laws. The provision only impacts a U.S. holder of our preferred shares by requiring that any claims by such holder in Brazil under the Brazilian laws and regulations referred to above be subject to the mandatory arbitration provision. Therefore, if a U.S. holder of ADSs wants to bring such a claim, it would need to first unwind its ADSs in order to receive the underlying preferred shares, after which it could bring the claim to arbitration in Brazil.

Going Private Process

Pursuant to our by-laws, we may become a privately-held company only if we, our controlling shareholder or our group of controlling shareholders make a public tender offer for all outstanding shares.

According to the Level 2 regulations and our by-laws, the minimum price of the shares in the public tender offer required to be made in case we go private shall be equivalent to the economic value determined in the appraisal report prepared by a specialized and independent company, with renowned expertise, to be selected at the annual shareholders’ meeting from among the three companies suggested by the board of directors.

In addition to the requirements set out in the Level 2 regulations and our by-laws, according to the Brazilian corporation law, our registration as a publicly held company with shares traded on stock exchanges will be canceled only if we or our direct or indirect controlling shareholder make a public tender offer for the total outstanding shares in the market (which may be the same tender offer required by Level 2 regulations and our by-laws), at a fair value, for a price at least equal to our evaluation, determined based on the following criteria, separately or jointly adopted: (i) shareholders’ equity book value, shareholders’ equity at market price, (ii) discounted cash flow, (iii) multiple comparisons and (iv) market price of our shares or any other criteria accepted by the CVM. Shareholders holding at least 10% of our outstanding shares may require our management to review the price offered for the shares and, in this event, our management shall call a special shareholders` meeting to determine whether to perform another valuation using the same or a different valuation method. Such request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer, and shall be duly justified. The shareholders who make such request, as well as those who vote in its favor, shall reimburse us for any costs involved in preparing the new valuation if the valuation price is lower than or equal to the original valuation price. If the new valuation price is higher than the original valuation price, the public tender offer must be made at the new valuation price.

Delisting from Differentiated Corporate Governance Practices Level 2

We may, at any time, delist our shares from the Level 2 segment, provided that this is approved by shareholders representing the majority of our voting share capital at an annual shareholders’ meeting and that we provide written notice to the B3 at least 30 days in advance. If we decide to delist from the Level 2 segment, in order to make our shares available to be traded outside the Level 2 segment, our controlling shareholder must conduct a public tender offer for the acquisition of our shares within the legal timeframe, based on the economic value calculated in the appraisal report prepared by a specialized and independent company, to be selected at an annual shareholders’ meeting from among three companies suggested by the board of directors. The public tender offer notice must be communicated to the B3 and immediately disclosed to the market after the shareholder’s meeting during which the delisting was approved. If the delisting from the Level 2 segment is a result of the cancellation of our registration as a publicly held company, our controlling shareholder must follow the other requirements applicable to going private.

The delisting from the Level 2 segment does not imply the cancellation of the trading of our shares on the B3.

If our share control is transferred within the 12 months subsequent to the delisting from the Level 2, the selling controlling shareholder and the buyer shall offer to our other shareholders the acquisition of their shares at the price and conditions provided to the controlling shareholder selling the shares, adjusted for inflation.

After delisting from the Level 2 segment, we may not request the listing of our shares in the Level 2 segment for two years subsequent to the cancellation, except if there is a change of our share control after delisting from the Level 2 segment.

30% Tender Offer

Any person or group of persons who acquires or becomes the beneficial owner of our shares that represents an economic interest equal to or greater than 30%, independent of whether the shareholder was a shareholder of our company prior to the specific transaction that results in the ownership of these shares, shall launch a public tender offer for the acquisition of all shares of our company.

Form and Transfer

Because our preferred shares are in registered book-entry form, Banco Itaú S.A., as registrar, must effect any transfer of shares by an entry made in its books, in which it debits the share account of the transferor and credits the share account of the transferee. When our shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our registrar by a representative of a brokerage firm or the stock exchange’s clearing system. Transfers of shares by a foreign investor are executed in the same way by that investor’s local agent on the investor’s behalf except that, if the original investment were registered with the Central Bank pursuant to Resolution No. 4,373, the foreign investor should also seek amendment through its local agent, if necessary, of the electronic registration to reflect the new ownership. The B3 operates a clearinghouse through CBLC. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of our beneficial shareholders that is maintained by CBLC and will be treated in the same way as registered shareholders.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

In the United States, our preferred shares trade in the form of ADSs. In February 2016, we changed the ratio of ADSs to preferred shares from one ADS to one preferred share to one ADS to ten preferred shares. In April 2017 we reduced the ratio to one ADS to five preferred shares and in November 2017 we reduced the ratio to one ADS to two preferred shares. Therefore, after November 2017, each ADS represents two preferred shares. The ADSs commenced trading on the NYSE on June 24, 2004. As of December 31, 2018, the ADSs represented 19.5% of our preferred shares and 38.9% of our current global public float.

Our preferred shares began trading on the São Paulo Stock Exchange on June 24, 2004.

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent two preferred shares (or a right to receive two shares) deposited with Itaú Unibanco S.A., as custodian for the depositary in Brazil. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, NY 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Brazilian law governs shareholder rights. The depositary will be the holder of the preferred shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find More Information” for directions on how to obtain copies of those documents.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on preferred shares or other deposited securities, after deducting its fees and expenses described below. You will receive these distributions in proportion to the number of preferred shares your ADSs represent.

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Cash.The depositary will convert any cash dividend or other cash distribution we pay on the preferred shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

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Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares.The depositary may distribute additional ADSs representing any preferred shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell preferred shares, which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new preferred shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

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Rights to purchase additional preferred shares.If we offer holders of our securities any rights to subscribe for additional preferred shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

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If the depositary makes rights to purchase preferred shares available to you, it will exercise the rights and purchase the preferred shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

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U.S. securities laws may restrict transfers and cancellation of the ADSs representing preferred shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions.The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, preferred shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, preferred shares, rights or anything else to ADS holders. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares.” This means that you may not receive the distributions we make on our preferred shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits preferred shares or evidence of rights to receive preferred shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to the persons you request.

How do ADS holders cancel ADSs and obtain shares?

If you surrender ADSs to the depositary, upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the preferred shares and any other deposited securities underlying the surrendered ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

If the preferred shares acquire voting rights, ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Brazil and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 clays in advance of the meeting date.

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADSs:

Persons depositing preferred shares or ADS holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of preferred shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.05 (or less) per ADS (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been preferred shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of preferred shares on our preferred share register to or from the name of the depositary or its agent when you deposit or withdraw preferred shares.
Expenses of the depositary in converting foreign currency to U.S. dollars
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or preferred share underlying ADSs, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	No charges of this type are currently made in the Brazilian market

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments made to ADS holders. It may also sell deposited securities, by public or private sale, to pay any taxes owed. ADS holders will remain liable if the proceeds of the sale are not sufficient to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer-unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;
•	we delist the ADSs from an exchange on which they were listed and do not list the ADSs on another exchange;
•	we appear to be insolvent or enter insolvency proceedings
•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;
•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or
•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit Agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;
•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement, or for any;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;
•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;
•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and
•

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of preferred shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any preferred shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Preferred Shares Underlying your ADSs

You have the right to surrender your ADSs and withdraw the underlying preferred shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of preferred shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our preferred shares.

•	When you owe money to pay fees, taxes and similar charges.
•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of preferred shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

DESCRIPTION OF THE REGISTERED ADS BORROW FACILITY AND CONCURRENT OFFERING OF EXCHANGEABLE SENIOR NOTES

Concurrent Exchangeable Senior Notes Offering

Concurrently with this offering of ADSs, GOL Equity Finance is offering, by means of a separate offering memorandum, US$300.0 million aggregate principal amount of exchangeable senior notes, (i) in accordance with Rule 144A under the Securities Act to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) that are also qualified purchasers (as defined in Section 2(a)(51) of the Investment Company Act) and (ii) to non-U.S. persons outside the United States in offshore transactions in accordance with Regulation S. GLAI and Gol Linhas Aéreas S.A. will unconditionally and irrevocably guarantee, on a senior unsecured basis, all of GOL Equity Finance’s obligations pursuant to the exchangeable senior notes and the indenture governing the notes. GOL Equity Finance also expects to grant a 30-day option to the initial purchasers of the exchangeable senior notes to purchase up to an additional US$45.0 million aggregate principal amount of the exchangeable senior notes.

The offering of the borrowed ADSs pursuant to this prospectus supplement and the accompanying prospectus is contingent upon the consummation of the offering of the exchangeable senior notes, and the offering of the exchangeable senior notes is contingent upon the consummation of the offering of the borrowed ADSs hereunder.

The exchangeable senior notes will be exchangeable, at the holder’s option, based on an initial exchange rate of                  ADSs per $1,000 principal amount (equal to an initial exchange price of approximately $                  per ADS), subject to adjustment.

Description of the Registered ADS Borrow Facility

To facilitate privately negotiated derivatives transactions related to the exchangeable senior notes, the selling securityholder will enter into the ADS Lending Agreement, dated                        , 2019, with the ADS Borrower, pursuant to which it will agree to lend to the ADS Borrower up to 14,000,000 ADSs,                       of which will be initially sold hereunder at US$          per ADS concurrently with the pricing of the exchangeable senior notes, and the remaining borrowed ADSs may subsequently be sold at prevailing market prices at the time of sale or at negotiated prices. The ADS Borrower or its affiliate will receive all of the proceeds from the sale of the borrowed ADSs. The selling securityholder will not receive any proceeds from the sale of the borrowed ADSs under the ADS prospectus supplement. However, the selling securityholder will receive a periodic loan fee, payable semiannually, for the lending of the borrowed ADSs at a rate of 0.75% per annum on the value of the borrowed ADSs that have been on-lent or are the subject of a derivative transaction.

The loans under the ADS Lending Agreement will end on July 16, 2024 or, if earlier, the date as of which the selling securityholder notifies the ADS Borrower in writing of its intention to terminate the ADS Lending Agreement under certain circumstances. The ADS loans under the ADS Lending Agreement will also terminate, either in whole or in part, and the corresponding number of borrowed ADSs must be returned to the selling securityholder if the ADS Borrower terminates all or any portion of the loans at any time or consents to a termination requested by MOBI as described below.

We refer to the period during which borrowed ADSs are available under the ADS Lending Agreement as the “loan availability period.”

The ADS loans under the ADS Lending Agreement will terminate and any borrowed ADSs must be returned to the selling securityholder at the end of the loan availability period. In addition, (i) the ADS Borrower may terminate all or any portion of its ADS loans under the ADS Lending Agreement at any time, (ii) the selling securityholder may terminate the ADS loans with the ADS Borrower upon a default of the ADS Borrower under the ADS Lending Agreement, including certain breaches by the ADS Borrower of its representations and warranties, covenants or agreements under the ADS Lending Agreement, or bankruptcy of the ADS Borrower and (iii) any time after September 30, 2019 and from time to time thereafter, MOBI may terminate a portion of its ADS loans under the ADS Lending Agreement with the express consent in writing of the ADS Borrower (who may withhold consent at its sole and absolute discretion), provided that, unless otherwise agreed to by the ADS Borrower, the number of ADSs recalled by MOBI under any one notice shall not exceed 20% of the average daily trading of the ADSs on the NYSE over the 30 trading day period ending on the trading day immediately preceding the ADS Borrower’s receipt of such notice.

If the ADS Borrower is legally prevented from returning borrowed ADSs to the selling securityholder or if it is commercially impracticable to do so or, in certain other circumstances, upon the selling securityholder’s request, the

ADS Borrower may pay the selling securityholder the value of the borrowed ADSs in cash instead of returning the borrowed ADSs.

The preferred shares underlying the borrowed ADSs that the selling securityholder will deliver to the ADS Borrower will be issued and outstanding and, accordingly, the holders of the borrowed ADSs will have all of the rights of a holder of other outstanding ADSs, including the right, if any, through the ADS depositary, to vote on all matters on which ADS holders have a right to vote (except the ADS Borrower and its affiliates have agreed not to vote the borrowed ADSs held by them so long as the issuer is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act) and the right, through the Depositary, to receive dividends or other distributions, if any, made to ADS holders in respect of dividends or other distributions that we may pay or make on our outstanding preferred shares.

Under the ADS Lending Agreement, the ADS Borrower will agree to:

•

pay the selling securityholder an amount equal to any cash dividends or cash distributions that are paid on the borrowed ADSs (net of any fees and expenses of the Depositary and any applicable withholdings or deductions on account of taxes or other governmental charges imposed on any such payments by the ADS Borrower); and

•

pay or deliver to the selling securityholder at the time of redelivery of any borrowed ADSs any other dividend or distribution paid or made on such borrowed ADSs or, at the ADS Borrower’s option, the equivalent value thereof (other than a dividend or distribution of ADSs and net of any fees and expenses of the Depositary and any applicable withholdings or deductions on account of taxes or other governmental charges imposed on such deliveries by the ADS Borrower), as determined by the ADS Borrower in good faith.

The company is party to the ADS Lending Agreement, but has no material obligations thereunder, other than providing certain customary representations and warranties.

The borrowed ADSs will also be eligible for trading on the NYSE.

The ADS Borrower, which is one of the underwriters or its affiliate, has informed us that it, or its affiliate, intends to use the short position created by the ADS loans and the concurrent short sales of the borrowed ADSs to facilitate privately negotiated derivatives transactions related to the exchangeable senior notes offered in the concurrent exchangeable senior notes offering. A portion of the borrowed ADSs will initially be sold hereunder concurrently with the pricing of the exchangeable senior notes in a block sale at the prevailing market price. The ADS Borrower or its affiliate may from time to time borrow during a permitted borrowing period additional ADSs from the selling securityholder for additional offerings in various transactions, including block sales, on the NYSE, in the over-the-counter market, in negotiated transactions or otherwise. Such remaining borrowed ADSs will be sold at market prices prevailing at the time of sale or at negotiated prices. In connection with the sale of such remaining borrowed ADSs, the ADS Borrower or its affiliate may effect such transactions by selling such ADSs to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the ADS Borrower or its affiliate and/or from purchasers of ADSs for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that the ADS Borrower or its affiliate sells such remaining borrowed ADSs, the ADS Borrower or its affiliate expects to purchase an approximately equal number of ADSs on the open market and use such ADSs to facilitate privately negotiated derivatives transactions related to the exchangeable senior notes.

The Registered ADS Borrow Facility and the sale of the borrowed ADSs under this prospectus supplement could cause the market price of the ADSs to be lower over the term of the ADS Lending Agreement than it would be had the selling securityholder not entered into the ADS Lending Agreement. In addition, any purchases of ADSs in connection with the termination of any portion of the ADS Lending Agreement may have the effect of increasing, or preventing a decline in, the market price of the ADSs during or following the loan unwind period. For more information, see “Risk Factors—Risks Relating to this Offering—The effect of this offering of ADSs under this prospectus supplement may be to lower the market price of the ADSs.” However, we have determined that the entry into the ADS Lending Agreement is in our best interests as a means to facilitate the offer and sale of the exchangeable senior notes in the concurrent offering on terms more favorable to us than we could have otherwise obtained.

DESCRIPTION OF CONCURRENT CAPPED CALL TRANSACTIONS

In connection with the pricing of the exchangeable senior notes, GOL Equity Finance expects to enter into privately negotiated capped call transactions with one or more of the initial purchasers of the offering of the exchangeable senior notes or affiliates thereof (the “option counterparties”), certain of which are also underwriters in this offering or affiliates thereof. The capped call transactions will cover, subject to anti-dilution adjustments substantially similar to those applicable to the exchangeable senior notes, the number of ADSs underlying the exchangeable senior notes.

GOL Equity Finance intends to use a portion of the net proceeds from the concurrent exchangeable senior notes offering to pay the cost of the capped call transactions. If the initial purchasers of the exchangeable senior notes exercise their option to purchase additional exchangeable senior notes, GOL Equity Finance expects to enter into additional capped call transactions with the option counterparties.

The capped call transactions are expected generally to reduce the potential dilution upon exchange of the exchangeable senior notes and/or offset any cash payments GOL Equity Finance is required to make in excess of the principal amount of exchanged notes, as the case may be, in the event that the market price per ADS, as measured under the terms of the capped call transactions, is greater than the strike price of the capped call transactions, which initially corresponds to the exchange price of the exchangeable senior notes and is subject to anti-dilution adjustments substantially similar to those applicable to the exchange rate of the notes. If, however, the market price per ADS, as measured under the terms of the capped call transactions, exceeds the cap price of the capped call transactions, there would nevertheless be dilution and/or there would not be an offset of such potential cash payments, in each case, to the extent that such market price exceeds the cap price of the capped call transactions.

GOL Equity Finance will not be required to make any cash payments to the option counterparties or their respective affiliates upon the exercise of the options that are a part of the capped call transactions, but will be entitled to receive from them a number of ADSs, an amount of cash or a combination thereof generally based on the amount by which the market price per ADS, as measured under the terms of the capped call transactions, is greater than the strike price of the capped call transactions during the relevant valuation period under the capped call transactions. However, if the market price per ADS, as measured under the terms of the capped call transactions, exceeds the cap price of the capped call transactions during such valuation period, the number of ADSs and/or the amount of cash GOL Equity Finance expects to receive upon exercise of the capped call transactions will be capped based on the amount by which the cap price exceeds the strike price of the capped call transactions.

The capped call transactions are privately negotiated transactions (in each case that GOL Equity Finance will enter into with the option counterparties). Holders of ADSs will not have any rights with respect to the capped call transactions.

For a discussion of the potential impact of any market or other activity by the option counterparties or their respective affiliates in connection with these capped call transactions, see “Risk Factors—Risks Relating to this Offering—The capped call transactions may affect the value of the ADSs” and “Plan of Distribution.”

TAXATION

The following discussion addresses the material Brazilian and U.S. federal income tax consequences of acquiring, holding and disposing of our preferred shares or ADSs.

This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our preferred shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Brazilian and U.S. federal income tax considerations applicable to any particular holder. It is based upon the tax laws of Brazil and the United States as in effect on the date of this prospectus supplement, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and U.S. federal income tax consequences to it of an investment in our preferred shares or ADSs. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, the depositary bank and the registered holders and beneficial owners of the ADSs, and any related documents, will be performed in accordance with its terms.

Although there presently is no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. We cannot assure you, however, as to whether or when a treaty will enter into force or how it will affect holders of our preferred shares or ADSs.

Material Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of acquiring, owning and disposing of our preferred shares or ADSs for any holder that is not considered domiciled in Brazil (“non-Brazilian holder”), for purposes of Brazilian taxation.

This discussion is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differing interpretations. Any change in such law may change the consequences described below. This discussion does not address all Brazilian tax considerations that may be applicable to any particular non-Brazilian holder and, therefore, each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in the preferred shares or ADSs.

Taxation of Dividends

Dividends, including dividends in kind, paid by us to the depositary in respect of the preferred shares underlying the ADSs or to a non-Brazilian holder of preferred shares will not be subject to Brazilian withholding income tax, provided that such amounts are related to profits earned after January 1, 1996.

Taxation of Gains

According to Law No. 10,833, dated December 29, 2003, or Law No. 18,333, capital gains realized on the disposition of assets located in Brazil by a non-Brazilian holder are subject to taxation in Brazil, regardless of whether the sale or the disposition is made by a non-Brazilian holder to another non-Brazilian resident or to a Brazilian resident.

With respect to the disposition of preferred shares, as they are assets located in Brazil, the non-Brazilian holder will be subject to income tax on the gains realized, following the rules described below, regardless of whether the disposition is conducted in Brazil or with a Brazilian resident.

With respect to the ADSs, arguably the gains realized by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a non- Brazilian holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a non-Brazilian holder to a Brazilian resident, or even to a non-Brazilian holder in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described below. It is important to clarify that, for purposes of Brazilian taxation, the income tax rules on gains related to disposition of preferred shares or ADSs vary depending on the domicile of the non-Brazilian holder, the form by which such non-Brazilian holder has registered its investment with the Central Bank and/or how the disposition is carried out, as described below.

The deposit of preferred shares in exchange for ADSs may be subject to Brazilian tax on capital gains at rates ranging from 15% to 22.5%, or 25% in the case of investors domiciled in a Low or Nil Tax Jurisdiction, as defined below, if the acquisition cost of the preferred shares is lower than (a) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (b) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the preferred shares calculated as described above, may be considered to be a capital gain subject to taxation. In some circumstances, there may be arguments to sustain that such taxation is not applicable in the case of a non-Brazilian holder that is a 4,373 Holder (as defined below) and is not resident in a Low or Nil Tax Jurisdiction, as defined below.

The withdrawal of ADSs in exchange for preferred shares should not be considered as giving rise to a capital gain subject to Brazilian income tax, provided that on the receipt of the underlying preferred shares, the non-Brazilian holder complies with the regulatory rules observed with respect to the registration of the investment before the Central Bank.

Gains realized on the disposition of the preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•

exempt from income tax, when realized by a non-Brazilian holder that (i) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 4,373 (“4,373 Holder”) and (ii) is not resident in a Low or Nil Tax Jurisdiction, as defined below; or

•

subject to income tax at a rate of 15% in any other case, including the gains realized by a non-Brazilian holder that is not a 4,373 Holder and/or is a resident in a Low or Nil Tax Jurisdiction, as defined below. In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

Any other gains realized on the disposition of the preferred shares that are not carried out on the Brazilian stock exchange are subject to income tax at rates ranging from 15% to 22.5%, except for a resident of a Low or Nil Tax Jurisdiction, as defined below, or yet where local regulations impose restrictions on disclosure of share ownership and identity of beneficiary holders which, in this case, are subject to income tax at a rate of 25%. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

In the case of a redemption of preferred shares or ADSs or a capital reduction by a Brazilian corporation, the positive difference between the amount received by the non-Brazilian holder and the acquisition cost of the preferred shares or ADSs redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

As a general rule, the gains realized as a result of a disposition transaction of preferred shares or ADSs are determined by the difference between the amount realized on the sale or exchange of the shares or ADSs and their acquisition cost.

There can be no assurance that the current preferential treatment for 4,373 Holders will continue.

Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian income tax. Any gain on the sale or assignment of preemptive rights relating to preferred shares or the ADSs by a non-Brazilian holder will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred shares.

Distributions of Interest Attributable to Shareholders’ Equity

In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity as an alternative to making dividend distributions. Such interest is calculated by reference to the TJLP as determined by the Central Bank from time to time and, for tax purposes, cannot exceed the greater of:

•

50% of net income (after social contribution on profits and before taking such distribution and the provision for corporate income tax into account) for the period in respect of which the payment is made; or

•	50% of the sum of retained profits and profits reserves, as of the date of the beginning of the period in respect of which the payment is made.

Distributions of interest attributable to shareholders’ equity in respect of the preferred shares paid to shareholders who non-Brazilian holders, including non-Brazilian holders of ADSs, are subject to Brazilian withholding income tax at the rate of 15%, or 25% in case of a resident of a Low or Nil Tax Jurisdiction, as defined below, or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficiary of the income derived from transactions carried out and attributable to a non-Brazilian holder. The distribution of interest attributable to shareholders’ equity may be determined by our board of directors. We cannot assure you that our board of directors will not determine that future distributions of profits may be made by means of interest attributable to shareholders’ equity instead of by means of dividends.

The amounts paid as distribution of interest attributable to shareholders’ equity are deductible for corporate income tax and social contribution on net profit purposes, both of which are taxes levied on our profits, as far as the limits and rules described above are observed by us.

Low or Nil Tax Jurisdictions

On June 4, 2010, Brazilian tax authorities enacted Normative Ruling No. 1,037 listing (i) the countries and jurisdictions considered as Low or Nil Tax Jurisdiction or where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents and (ii) the privileged tax regimes, which definition is provided by Law No. 11,727, of June 23, 2008. On December 12, 2014 the Brazilian Revenue Service issued Rule 488 reducing the concept of Low or Nil Tax Jurisdictions to those that tax the income below the rate of 17% (previous concept adopted a 20% maximum rate for that purpose), which will probably result in an amendment to the list provided under Normative Ruling No. 1,037. However, please note that Rule 488 does not apply to 4,373 Holders.

Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a “privileged tax regime” provided by Law No. 11,727 will also apply to a non-Brazilian holder on payments of interest attributable to shareholders’ equity.

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and Rule 488. If the Brazilian tax authorities determine that the concept of “privileged tax regime” applies to withholding taxes levied on payments made to a non-Brazilian holder, the withholding taxes applicable to such payments could be assessed at a rate up to 25.0%.

Other Relevant Brazilian Taxes

There are no Brazilian federal inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder. Gift and inheritance taxes, however, may be levied by some states of Brazil on gifts made or inheritances bestowed by the non-Brazilian holder to individuals or entities resident or domiciled within such states in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by a non-Brazilian holder of preferred shares or ADSs.

Tax on Foreign Exchange Transactions

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a non-Brazilian holder in the preferred shares and ADSs may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Currently the applicable rate for most foreign currency exchange transactions is 0.38%. However, currency exchange transactions carried out for the inflow of funds in Brazil by a 4,373 Holder are subject to IOF/Exchange at (i) 0% rate in case of variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, as well as in the acquisitions of shares of Brazilian publicly-held companies in public offerings or subscription of shares related to capital contributions, provided that the issuer company has registered its shares for trading in the stock exchange or (ii) 0% for the outflow of resources from Brazil related to these type of investments, including payments of dividends and interest attributable to shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares. In any case, the Brazilian government is permitted to increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

Tax on Bonds and Securities Transactions

Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”) may be imposed on any transactions involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving preferred or common shares is currently zero. In particular, the IOF/Bonds also levies at a zero percent rate on the transfer of shares traded on the Brazilian stock exchange with the purpose of the issuance of depositary receipts to be traded outside Brazil. The Brazilian government may increase such rate up to 1.5% per day, but only with respect to future transactions.

Registered Capital

The amount of an investment in preferred shares held by a non-Brazilian holder who qualifies under Resolution No. 4,373 and obtains registration with the CVM, or by the depositary, as the depositary representing such holder must be registered with the Central Bank. Such registration allows the remittance from Brazil of any proceeds of distributions on the shares, and amounts realized with respect to disposition of such shares. The registered capital for preferred shares purchased in the form of ADSs or purchased in Brazil, and deposited with the depositary in exchange for ADSs will be equal to their purchase price (in U.S. dollars) to the purchaser. The registered capital for preferred shares that are withdrawn upon surrender of ADSs, as applicable, will be the U.S. dollar equivalent of the average price of preferred shares, as applicable, on a Brazilian stock exchange on which the greatest number of such preferred shares, as applicable, was sold on the day of withdrawal. If no preferred shares, as applicable, were sold on such day, the registered capital will refer to the average price on the Brazilian stock exchange on which the greatest number of preferred shares, as applicable, were sold in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred shares, as applicable, is determined on the basis of the average rate quoted by the Central Bank on such date or, if the average price of preferred shares is determined under the last preceding sentence, the average of such average quoted rates on the same 15 dates used to determine the average price of the preferred shares.

A non-Brazilian holder of preferred shares may experience delays in effecting such Central Bank registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

Material U.S. Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax consequences of purchasing, holding and disposing of our preferred shares or ADSs. This discussion applies only to beneficial owners of preferred shares or ADSs that are U.S. Holders (as defined below). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury regulations, administrative pronouncements by the U.S. Internal Revenue Service, or IRS, and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. This summary does not describe any state, local or non-U.S. tax law considerations or any aspect of U.S. federal tax law (such as the estate tax, gift tax, the alternative minimum tax or the Medicare tax on net investment income) other than income taxation. U.S. Holders should consult their own tax advisors regarding these matters.

This discussion does not purport to address all U.S. federal income tax consequences that may be relevant to a particular U.S. Holder and you are urged to consult your own tax advisor regarding your specific tax situation. The discussion applies only to U.S. Holders who hold preferred shares or ADSs as “capital assets” (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

•         insurance companies;

•	tax-exempt organizations;
•	broker-dealers;
•	traders in securities that elect to use the mark-to-market method of tax accounting;
•	regulated investment companies;
•	real estate investment trusts;
•	banks or other financial institutions;
•	partnerships and other pass-through entities;
•	U.S. Holders whose functional currency is not the U.S. dollar;
•	U.S. expatriates;
•	U.S. Holders that hold our preferred shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction;
•	certain taxpayers who file applicable financial statements and are required to recognize income when the associated revenue is reflected on such financial statements; or
•

U.S. Holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power of our voting stock, or 10% or more of the total value of shares of all classes of our stock.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Company Rules.”

You are a “U.S. Holder” if you are a beneficial owner of preferred shares or ADSs and, for U.S. federal income tax purposes, you are:

•	an individual who is a citizen or resident of the United States;
•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•

a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a U.S. person).

If a partnership (or any other entity taxable as a partnership for U.S. federal income tax purposes) holds preferred shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partnership that holds our preferred shares or ADSs and partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of our preferred shares or ADSs.

For U.S. federal income tax purposes, a U.S. Holder of an ADS will generally be treated as the beneficial owner of the preferred shares represented by the ADS. See “—Distributions on Preferred Shares or ADSs.”

Distributions on Preferred Shares or ADSs

Cash distributions (including amounts withheld to pay Brazilian withholding taxes and distributions of interest attributable to shareholders’ equity, but excluding distributions in redemption of the preferred shares or ADSs treated as exchanges or sales under the Code) made by us to or for the account of a U.S. Holder with respect to preferred shares or ADSs generally will be taxable to such U.S. Holder as ordinary dividend income when such distribution is paid, actually or constructively, out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s adjusted tax basis in the preferred shares or ADSs. Any distribution in excess of such U.S. Holder’s adjusted tax basis will be treated as capital gain and will be long-term capital gain if the U.S. Holder held the preferred shares or ADSs for more than one year. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. Holders should assume all distributions are made out of earnings and profits and constitute dividend income. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on preferred shares or ADSs. U.S. Holders who do not elect to claim a foreign tax credit with regard to any foreign income taxes paid or accrued during the taxable year may instead claim a deduction in respect of such withholding taxes. Dividends received with respect to the preferred shares or ADSs will be treated as foreign source income, which may be relevant in calculating such U.S. Holder’s U.S. foreign tax credit limitation. For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Dividends paid with respect to our preferred shares or ADSs should generally constitute “passive category income” for most U.S. Holders. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Dividends paid by us will not be eligible for the dividends received deduction available under the Code to certain U.S. corporate shareholders. Subject to certain exceptions for short-term and hedged positions, dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the ADSs will be subject to taxation at a reduced rate if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. Holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. The ADSs are listed on the NYSE, and therefore the ADSs will qualify as readily tradable on an established securities market in the United States so long as they continue to be so listed. However, no assurances can be given in this regard. Subject to the discussion of PFIC rules below, based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or the ADSs have been (for our 2018 taxable year), nor do we expect them to be, shares of a PFIC for U.S. federal income tax purposes.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares (to the extent not represented by ADSs) will be treated as qualified dividend income, because the preferred shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

The amount of any cash distribution paid in Brazilian currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of preferred shares held directly by such U.S. Holder), regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of such distribution if such Brazilian currency is converted into U.S. dollars on the date received. If the Brazilian currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Brazilian currency. Such foreign currency gain or loss, if any, will be U.S. source ordinary income or loss.

Because our preferred shares will not be treated as “preferred stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of our “non-preferred stock” or preemptive rights relating to such “non-preferred stock” with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. federal income tax. However, if the holders of ADSs are restricted in their ability to participate in the exercise of preemptive rights, the distribution of preemptive rights may give rise to a deemed distribution to holders of the preferred shares under Section 305 of the Code. Any deemed distribution will be taxable as a dividend to the extent of our earnings and profits as discussed above.

Sale or Exchange or Other Taxable Disposition of Preferred Shares or ADSs

Deposits and withdrawals of preferred shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Upon the sale, exchange or other taxable disposition of a preferred share or ADS, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the disposition and such U.S. Holder’s tax basis in the preferred share or ADS. If a Brazilian tax is withheld on the sale, exchange or other taxable disposition of a preferred share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Brazilian tax. Capital gains realized by non-corporate U.S. Holders (including individuals) with respect to capital assets held for more than one year may be eligible for reduced rates of taxation. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a preferred share or ADS generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a sale, exchange or other taxable disposition of a preferred share or ADS that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit of preferred shares in exchange for ADSs that is not registered pursuant to Resolution No. 4,373, on which a Brazilian capital gains tax is imposed (see above under “Material Brazilian Tax Considerations—Taxation of Gains”)), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources in the appropriate income category. Alternatively, if available, the U.S. Holder may take a deduction for the Brazilian tax if it does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued during the taxable year.

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation, at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets (subject to various exceptions). Based upon the nature of our current and projected income, assets and activities, including goodwill, we do not believe the preferred shares or ADSs are, nor do we expect them to be, shares of a PFIC for U.S. federal income tax purposes. However, the determination of whether the preferred shares or ADSs constitute shares of a PFIC is a factual determination made annually and thus the market value of our assets, in particular goodwill, could change and our activities, assets and income may differ from our projection. Because these determinations are based on the nature of our income and assets, including goodwill, from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current or any future tax year.

If, contrary to the discussion above, we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder would be subject to special rules (and may be subject to increased U.S. federal income tax liability and form filing requirements) with respect to (a) any gain realized on the sale, exchange or other taxable disposition of preferred shares or ADSs and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the preferred shares or ADSs exceed 125% of the average annual distributions the U.S. Holder received on the preferred shares or ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the preferred shares or ADSs). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC.

In general, if we are treated as a PFIC, the rules described above can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC. A U.S. Holder may elect mark-to-market treatment for its preferred shares or ADSs, provided the preferred shares or ADSs, for purposes of the PFIC rules, constitute “marketable stock” as defined in U.S. Treasury regulations. The preferred shares or ADSs will be “marketable stock” for this purpose if they are regularly traded on a “qualified exchange,” other than in de minimis quantities, on at least 15 days during each calendar quarter. For this purpose, the NYSE (where the ADSs are currently traded) is a qualified exchange, and the B3 (where the preferred shares are currently traded) will be a qualified exchange if it satisfies certain trading, listing, financial disclosure and other requirements under the applicable Treasury regulations. A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the preferred shares or ADSs had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of preferred shares or ADSs as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of preferred shares or ADSs would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s adjusted tax basis in preferred shares or ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime. A mark-to-market election is generally irrevocable, and if a U.S. Holder makes a mark-to-market election and we cease to be a PFIC, such U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that we are not classified as a PFIC. If we are determined to be a PFIC, a U.S. Holder may be treated as indirectly holding any subsidiary of ours that is itself a PFIC (a lower-tier PFIC) and may be subject to the PFIC rules on indirect distributions or sales of the lower-tier PFIC, even if the U.S. Holder does not receive any of the proceeds of such distribution or sales. In addition, a mark-to-market election with respect to preferred shares or ADSs would not apply to any lower-tier PFIC, and a U.S. Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, the PFIC rules could apply with respect to income of a lower-tier PFIC, the value of which would already have been taken into account indirectly via mark-to-market adjustments in respect of preferred shares or ADSs.

Alternatively, a U.S. investor in shares of a PFIC can sometimes avoid the special rules described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit U.S. Holders to make this election.

If we are deemed to be a PFIC for a taxable year, dividends on the ADSs would not be “qualified dividend income” subject to preferential rates of U.S. federal income tax, as described above. See “—Distributions on Preferred Shares or ADSs.”

A U.S. Holder who owns preferred shares or ADSs during any taxable year that we are a PFIC in excess of certain de minimis amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. U.S. Holders should consult their own tax advisors regarding the possible application of the PFIC rules to our preferred shares or ADSs.

Backup Withholding and Information Reporting

In general, dividends on preferred shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of preferred shares or ADSs, paid within the United States or through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding of U.S. federal income tax at a current maximum rate of 24% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such U.S. Holder’s U.S. federal income tax liability by timely filing a refund claim with the IRS.

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to our preferred shares or ADSs and the application of this legislation to their particular situation.

Other Brazilian Taxes

You should note that any Brazilian IOF/Exchange tax or IOF/Bonds tax generally will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

UNDERWRITING; CONFLICTS OF INTEREST

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, Evercore Group L.L.C., Banco BTG Pactual S.A. – Cayman Branch, Deutsche Bank Securities Inc., Credit Agricole Securities (USA) Inc., BCP Securities, LLC, Nomura Securities International, Inc., Banco Bradesco BBI S.A., Santander Investment Securities Inc., The Buckingham Research Group and BB Securities Limited are acting as underwriters. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling securityholder and the underwriters, the selling securityholder has agreed initially to lend to the ADS Borrower for subsequent sale by the underwriters, and each of the underwriters has agreed, severally and not jointly, to sell from the ADSs so initially borrowed, the number of initial borrowed ADSs set forth opposite its name below.

Underwriter	Number of Initial Borrowed ADSs

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Evercore Group L.L.C.
Banco BTG Pactual S.A. – Cayman Branch
Deutsche Bank Securities Inc.
Credit Agricole Securities (USA) Inc.
BCP Securities, LLC
Nomura Securities International, Inc.
Banco Bradesco BBI S.A.
Santander Investment Securities Inc.
The Buckingham Research Group
BB Securities Limited
Total

Neither Banco BTG Pactual S.A. – Cayman Branch, Banco Bradesco BBI S.A. nor BB Securities Limited is a broker-dealer registered with the SEC and, therefore, neither may make sales of the ADSs in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that Banco BTG Pactual S.A. – Cayman Branch intends to sell ADSs in the United States, it will do so only through BTG Pactual US Capital, LLC or one or more U.S. registered broker-dealers, or otherwise as permitted by applicable U.S. law. To the extent that Banco Bradesco BBI S.A. intends to sell ADSs in the United States, it will do so only through Bradesco Securities Inc. or one or more U.S. registered broker-dealers or otherwise as permitted by applicable U.S. law. To the extent that BB Securities Limited intends to sell ADSs in the United States, it will do so only through Banco do Brasil Securities LLC or one or more U.S. registered broker-dealers or otherwise as permitted by applicable U.S. law.

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, under the underwriting agreement to sell, in the aggregate,                ADSs initially lent to the ADS Borrower or its affiliate. If an underwriter defaults, the underwriting agreement provides that the commitments of the non-defaulting underwriters to sell such initial borrowed ADSs may be increased or the underwriting agreement may be terminated. In addition, certain of the underwriters may offer and sell the ADSs through one or more of their respective affiliates or selling agents.

The ADS Borrower or its affiliate may from time to time borrow during a permitted borrowing period the remaining ADSs under the Registered ADS Borrow Facility from the selling securityholder for additional offerings in various transactions, including block sales, on the NYSE, in the over-the-counter market, in negotiated transactions or otherwise. Such remaining borrowed ADSs will be sold at market prices prevailing at the time of sale or at negotiated prices.

We and the selling securityholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ADSs, subject to prior borrowing, when, as and if lent to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the preferred shares and ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions

The underwriters have advised us that they propose initially to offer             of the ADSs to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of US$                    per ADS. Any of these dealers may resell any ADSs purchased from the underwriters to other brokers or dealers at an additional commission not in excess of US$              per ADS from the public offering price. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price and underwriting commission with respect to such initial borrowed ADSs:

Per ADS

Public offering price	US$
Underwriting commission(1)	US$

_____________

(1)   Payable by GLAI.

In connection with the sale of any borrowed ADSs subsequent to the initial borrowed ADSs, the ADS Borrower or its affiliate may effect such transactions by selling such ADSs to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the ADS Borrower or its affiliate and/or from purchasers of ADSs for whom the dealers may act as agents or to whom they may sell as principals.

We and the selling securityholder will not receive any proceeds from the sale of the ADSs under this prospectus supplement and any related prospectus supplement. However, the selling securityholder will receive a periodic loan fee, payable semiannually, for the lending of the borrowed ADSs at a rate of 0.75% per annum on the value of the borrowed ADSs that have been on-lent or are the subject of a derivative transaction. See “Use of Proceeds.”

Registered ADS Borrow Facility

The borrowed ADSs being offered under this prospectus supplement are ADSs that the selling securityholder has agreed pursuant to the ADS Lending Agreement to loan to the ADS Borrower, which is one of the underwriters or its affiliate.

The ADS Borrower has informed us that it, or its affiliate, intends to use the short position created by the ADS loans and the concurrent short sales of the borrowed ADSs to facilitate privately negotiated derivatives transactions related to the exchangeable senior notes offered in the concurrent exchangeable senior notes offering. A portion of the borrowed ADSs will initially be sold hereunder concurrently with the pricing of the exchangeable senior notes in a block sale at the prevailing market price. The ADS Borrower or its affiliate may from time to time borrow during a permitted borrowing period additional ADSs from the selling securityholder for additional offerings in various transactions, including block sales, on the NYSE, in the over-the-counter market, in negotiated transactions or otherwise. Such remaining borrowed ADSs will be sold at market prices prevailing at the time of sale or at negotiated prices. In connection with the sale of such remaining borrowed ADSs, the ADS Borrower or its affiliate may effect such transactions by selling such ADSs to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the ADS Borrower or its affiliate and/or from purchasers of ADSs for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that the ADS Borrower or its affiliate sell such remaining borrowed ADSs, the ADS Borrower or its affiliate expects to purchase an approximately equal number of ADSs on the open market and use such ADSs to facilitate privately negotiated derivatives transactions related to the exchangeable senior notes.

In connection with facilitating such privately negotiated derivatives transactions, the ADS Borrower expects to receive customary negotiated fees from the counterparties thereto, including investors in the exchangeable senior notes, which may be deemed to be underwriter’s compensation. These fees may depend on the ADS price over the term of the derivative, but are not expected to exceed 1.25% of the aggregate offering price of the ADSs offered hereby.

See “Description of the Registered ADS Borrow Facility and Concurrent Offering of Exchangeable Senior

Notes.”

No Sales of Similar Securities

We, the selling security shareholder and our executive officers and directors have agreed not to sell or transfer any ADSs or securities convertible into, exchangeable for, exercisable for, or repayable with ADSs, for 90 days after the date of this prospectus without first obtaining the written consent of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any ADSs,
•	sell any option or contract to purchase any ADSs,
•	purchase any option or contract to sell any ADSs,
•	grant any option, right or warrant for the sale of any ADSs,
•	lend or otherwise dispose of or transfer any ADSs,
•	request or demand that we file a registration statement related to the ADSs, or
•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ADSs whether any such swap or transaction is to be settled by delivery of shares or ADSs or other securities, in cash or otherwise.

This lock-up provision applies to ADSs and to securities convertible into or exchangeable or exercisable for or repayable with ADSs. It also applies to ADSs owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

The ADSs, representing our preferred shares, are listed on the NYSE under the ticker symbol “GOL.” The last reported sale price of the ADSs on the NYSE on March 12, 2019 was US$13.93 per ADS.

Price Stabilization, Short Positions

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing ADSs. However, the underwriters may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Overallotment involves sales of ADSs in excess of the principal amount of ADSs to be purchased by the underwriters in this offering, which creates a short position for the underwriters. Covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of ADSs made for the purpose of preventing or retarding a decline in the market price of the ADSs while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the ADSs. They may also cause the price of the ADSs to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters are not required to engage in any of these activities. In addition, neither we nor any of the underwriters make any representation that anyone will engage in such transactions, and the underwriters may conduct these transactions in the OTC market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters and/or their affiliates may enter into derivatives transactions with clients, at their request, in connection with the ADSs. The underwriters and/or their affiliates may purchase some of the ADSs hereby to hedge their risk exposure in connection with such transactions. Such transactions may have an effect on demand, price or other terms of the offering.

Concurrent Offering

Concurrently with this offering of ADSs, GOL Equity Finance is offering, by means of a separate offering memorandum, US$300.0 million aggregate principal amount of exchangeable senior notes, (i) in accordance with Rule 144A under the Securities Act to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) that are also qualified purchasers (as defined in Section 2(a)(51) of the Investment Company Act) and (ii) to non-U.S. persons outside the United States in offshore transactions in accordance with Regulation S. GLAI and Gol Linhas Aéreas S.A. will unconditionally and irrevocably guarantee, on a senior unsecured basis, all of GOL Equity Finance’s obligations pursuant to the exchangeable senior notes and the indenture governing the notes. GOL Equity Finance also expects to grant a 30-day option to the initial purchasers of the exchangeable senior notes to purchase up to an additional US$45.0 million aggregate principal amount of the exchangeable senior notes.

The offering of the borrowed ADSs pursuant to this prospectus supplement and the accompanying prospectus is contingent upon the consummation of the offering of the exchangeable senior notes, and the offering of the exchangeable senior notes is contingent upon the consummation of the offering of the borrowed ADSs hereunder.

See “Description of the Registered ADS Borrow Facility and Concurrent Offering of Exchangeable Senior Notes” for a description of the exchangeable senior note offering.

Other Relationships

Some of the international underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates, including engaging in derivative and foreign exchange transactions, issuing letters of credit and granting lending facilities to us. They have received, or may in the future receive, customary fees and commissions for these transactions.

The ADS Borrower, which is one of the underwriters or its affiliate, has entered into the ADS Lending Agreement with the selling securityholder as described above under “Description of the Registered ADS Borrow Facility and Concurrent Offering of Exchangeable Senior Notes.”

Conflicts of Interest

All of the proceeds of the offering of the borrowed ADSs will be paid to the underwriters in this offering or their affiliates. As a result, the underwriters, or their affiliates, will receive more than 5% of the net proceeds of this offering. Thus, the underwriters have a “conflict of interest” as defined in Rule 5121 (Public Offerings of Securities with Conflicts of Interest) of the Financial Industry Regulatory Authority, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. In accordance with Rule 5121, the underwriters will not make sales to a discretionary account without prior written consent of the customer. The appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market” as defined in Rule 5121 exists for the ADSs.

Concurrent Capped Call Transactions

In connection with the pricing of the exchangeable senior notes, GOL Equity Finance expects to enter into capped call transactions with one or more of the initial purchasers of the exchangeable senior notes and/or their respective affiliates, which we refer to as the option counterparties, certain of which are also underwriters in this offering or affiliates thereof. The capped call transactions are expected to reduce the dilution to the holders of our preferred shares and the ADSs upon any exchange of the notes and/or offset any potential cash payments GOL Equity Finance is required to make in excess of the principal amount of exchanged notes, as the case may be, with such reduction or offset subject to a cap.

GOL Equity Finance intends to use a portion of the net proceeds from the concurrent exchangeable senior notes offering to pay the cost of the capped call transactions. If the initial purchasers of the exchangeable senior notes exercise their option to purchase additional exchangeable senior notes, GOL Equity Finance expects to enter into additional capped call transactions with the option counterparties.

In connection with establishing their initial hedges of the capped call transactions, the option counterparties (or their affiliates) expect to enter into various derivatives transactions with respect to ADSs concurrently with, or purchase ADSs or preferred shares shortly after, the pricing of the exchangeable senior notes. These activities could have the effect of increasing, or reducing the size of any decrease in, the price of the ADSs concurrently with, or shortly after, the pricing of the exchangeable senior notes.

In addition, the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the ADSs or purchasing or selling our preferred stock or the ADSs or other securities of ours in secondary market transactions following the pricing of the exchangeable senior notes and prior to the maturity of the exchangeable senior notes (and are likely to do so during any observation period related to an exchange of notes). This activity could also cause or avoid an increase or a decrease in the market price of the ADSs and, to the extent the activity occurs following exchange or during any observation period related to an exchange of notes, it could affect the amount and value of the consideration that holders of the exchangeable senior notes will receive upon exchange of their notes.

For a discussion of the potential impact of any market or other activity by the option counterparties or their respective affiliates in connection with the capped call transactions, see “Risk Factors—Risks Relating to This Offering—The capped call transactions may affect the value of the ADSs.”

Selling Restrictions

No action has been taken in any jurisdiction by the issuer or the underwriters that would permit a public offering of the ADSs offered hereby in any jurisdiction where action for that purpose is required. The ADSs offered hereby may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of the ADSs be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus. This prospectus does not constitute an offer to purchase or a solicitation of an offer to sell any of the ADSs offered hereby in any jurisdiction in which such offer or solicitation is unlawful.

Brazil

Each underwriter has also represented and agreed that it has not offered or sold, and will not offer or sell any ADSs in Brazil. The ADSs have not been, and will not be, registered with the CVM. Any public offering, sale, marketing effort or distribution of the ADSs in Brazil, as defined under Brazilian laws and regulations, requires prior registration under Law No. 6,385, of December 7, 1976, as amended, and Instruction No. 400, issued by the CVM on December 29, 2003, as amended. Documents relating to an offering of the ADSs by this prospectus, as well as information contained in those documents, may not be distributed to the public in Brazil, nor be used in connection with any offer for subscription or sale of the ADSs to the public in Brazil. The ADSs may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

Netherlands

Each underwriter represents and warrants that it has not and shall not offer, transfer, sell or deliver the ADSs to individuals or legal entities in The Netherlands other than to qualified investors as defined in The Netherlands Financial Supervision Act (Wet op het financieel toezicht).

European Economic Area

In relation to each member state of the European Economic Area (each, a “Member State”) which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of the ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that the underwriters may, with effect from and including the Relevant Implementation Date, make an offer of ADSs to the public in that Relevant Member State at any time:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;
•	to fewer than 150 natural or legal persons per Relevant Member State (other than “qualified investors” as defined in the Prospectus Directive); or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any ADSs as a “financial intermediary,” as that term is used in Article 3(2) of the Prospectus Directive, will be deemed to have represented, acknowledged and agreed that (x) the ADSs acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the subscribers has been given to the offer or resale, or (y) where ADSs have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those ADSs to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of the foregoing, ‘‘offer of ADSs to the public,’’ in relation to any ADSs in any Relevant Member State, means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Relevant Member State; and “2010 PD Amending Directive” means Directive 2010/73/EC.

Prohibition of Sales to European Economic Area Retail Investors

Each underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any ADSs to any retail investor in the European Economic Area. For the purposes of this provision the expression “retail investor” means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

United Kingdom

Each underwriter has advised us that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom Financial Services and Markets Act of 2000 (“FSMA”) received by it in connection with the issue or sale of ADSs in circumstances in which Section 21(1) of the FSMA does not, or would not, apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any ADSs in, from or otherwise involving the United Kingdom.

Notice to Residents of Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the ADSs were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within 6 months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

(1)     to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)     where no consideration is or will be given for the transfer;

(3)     where the transfer is by operation of law; or

(4)     as specified in Section 276(7) of the SFA.

Switzerland

This document, as well as any other material relating to the ADSs subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The ADSs will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The ADSs are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the ADSs, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Grand Duchy of Luxembourg

This prospectus has not been approved by and will not be submitted for approval to the Luxembourg financial sector supervisory authority (Commission de Surveillance du Secteur Financier) for purposes of public offering or sale in Luxembourg. Accordingly, the ADSs may not be offered or sold to the public in Luxembourg, directly or indirectly, and neither this prospectus nor any other prospectus, form of application, advertisement or other material related to such ADSs may be distributed, or otherwise be made available in or from, or published in, Luxembourg except in circumstances which do not constitute an offer of securities to the public, subject to the prospectus requirements, in accordance with the Prospectus Law.

Mexico

The ADSs have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This prospectus may not be publicly distributed in Mexico.

Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. No person may offer or sell in Hong Kong, by means of any document, any ADSs other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, as amended, or the “FIEL,” and, accordingly, the ADSs may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Chile

The ADSs will not be registered under Law 18,045, as amended, of Chile with the Chilean Securities Commission (Superintendencia de Valores y Seguros), and accordingly, they may be not be offered to persons in Chile, except in circumstances that do not constitute a public offering under Chilean law and the regulations from the Chilean Securities Commission. Chilean institutional investors (such as banks, pension funds and insurance companies) are required to comply with specific restrictions relating to the purchase of the ADSs.

Colombia

The ADSs have not been and will not be offered in Colombia through a public offering of securities pursuant to Colombian laws and regulations, nor will they will be registered in the Colombian National Registry of Securities and Issuers or listed on a regulated securities trading system such as the Colombian Stock Exchange.

Peru

The ADSs and the information contained in this prospectus are not being publicly marketed or offered in Peru and will not be distributed or caused to be distributed to the general public in Peru. Peruvian securities laws and regulations on public offerings will not be applicable to the offering of the ADSs and therefore, the disclosure obligations set forth therein will not be applicable to the issuer or the sellers of the ADSs before or after their acquisition by prospective investors. The ADSs and the information contained in this prospectus have not been and will not be reviewed, confirmed, approved or in any way submitted to the Peruvian Superintendency of Capital Markets (Superintendencia del Mercado de Valores), nor have they been registered under the Securities Market Law (Ley del Mercado de Valores) or any other Peruvian regulations. Accordingly, the ADSs cannot be offered or sold within Peruvian territory except to the extent any such offering or sale qualifies as a private offering under Peruvian regulations and complies with the provisions on private offerings set forth therein. The ADSs may not be offered or sold in the Republic of Peru except in compliance with the securities law thereof.

United Arab Emirates

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Furthermore, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority of the United Arab Emirates or the Dubai Financial Services Authority.

LEGAL MATTERS

Certain legal matters with respect to the laws of Brazil will be passed upon for us by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, São Paulo, Brazil, and for the underwriters by Cescon, Barrieu, Flesch & Barreto Advogados, São Paulo, Brazil. Certain legal matters relating to this offering will be passed upon for us by Milbank LLP and for the underwriters by Davis Polk & Wardwell LLP.

EXPERTS

The consolidated financial statements of Gol Linhas Aéreas Inteligentes S.A., as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, included in our 2018 Annual Report, and the effectiveness of Gol Linhas Aéreas Inteligentes S.A.’s internal control over financial reporting as of December 31, 2018 have been audited by Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Gol Linhas Aéreas Inteligentes S.A.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Service of Process and Enforcement of Judgments

Service of Process and Enforcement of Civil Liabilities in Brazil

We are a corporation organized under the laws of Brazil. Substantially all of our directors and officers reside in Brazil or elsewhere outside the United States. In addition, all or a substantial portion of our assets and substantially all of the assets of our directors and officers are likely located outside the United States. As a result, it may not be possible for investors to effect service of process upon these persons within the United States or other jurisdictions outside Brazil, which may be time-consuming, or to enforce against them judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the laws of such other jurisdictions.

In the terms and conditions of the offered securities, we will (i) agree that the courts of the State of New York and the federal courts of the United States, in each case sitting in the Borough of Manhattan, City of New York, will have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with the offered securities and, for such purposes, irrevocably submit to the jurisdiction of such courts; and (ii) name an agent for service of process in the Borough of Manhattan, City of New York.

We have been advised by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados that judgments of non-Brazilian courts for civil liabilities predicated upon the securities laws of countries other than Brazil, including U.S. securities laws, may be enforced in Brazil subject to certain requirements, as described below. A judgment against us or any of our directors and officers obtained outside Brazil would be enforceable in Brazil against us or any such person without retrial or reexamination of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça). That confirmation, generally, will occur if:

•	the foreign judgment is issued by a competent jurisdiction, court and/or authority, according to the law of the jurisdiction of origin;
•

the foreign judgment is not rendered in an action upon which Brazilian courts have exclusive jurisdiction, pursuant to the provisions of Article 23 of the Brazilian Code of Civil Procedure (Código de Processo Civil) (Law No. 13,105/2015);

•

proper service of process is made on the defending party(ies) and, when made in Brazil, such service of process must be made in accordance with Brazilian law, or after sufficient evidence of the defendant’s absence has been given, as required under applicable law;

•

where a Brazilian court has jurisdiction, there is no conflict between the foreign judgment and a previous domestic judgment involving the same parties, cause of action or claim brought in Brazil that has reached the status of res judicata;

•

the foreign judgment has become final and is not subject to appeal (res judicata) and is legally allowed to be enforced, fulfilling all formalities required for its enforceability under the jurisdiction in which it was issued;

•

the original or a certified copy of the foreign judgment is authenticated by a Brazilian consular office in the country where the foreign judgment is issued, except if it is apostilled by a competent authority of the state in which the decision was issued, according to the Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents of 5 October 1961, and, in any event, is accompanied by a sworn translation into Portuguese in Brazil; and

•	the foreign judgment is not contrary to Brazilian national sovereignty, public policy and/or human dignity.

The confirmation process may be time-consuming and may also give rise to difficulties in enforcing the foreign judgment in Brazil. Accordingly, we cannot assure you that confirmation would be obtained, that the confirmation process would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the securities laws of countries other than Brazil, including U.S. securities laws.

We have also been advised that:

•

the ability of a judgment creditor to satisfy a judgment by attaching certain assets of us and/or our directors and officers is limited by provisions of Brazilian bankruptcy, insolvency, moratorium, liquidation, judicial or extrajudicial recovery and similar laws if those assets are located in Brazil; and

•

civil lawsuits may be brought before Brazilian courts in connection with the offered securities based solely on U.S. federal securities laws and that, subject to applicable law, Brazilian courts may enforce such liabilities in such lawsuits against us, provided that the provisions of the federal securities laws of the United States do not contravene Brazilian national sovereignty, public policy, good morals or public morality; however, under Brazilian law, Brazilian courts can assert jurisdiction when the defendant is domiciled in Brazil, the obligationhas to be performed in Brazil or the subject matter under dispute originates in Brazil.

A plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil regarding the offered securities must provide a bond to guarantee the payment of court expenses and defendant’s legal fees, if the plaintiff owns no real property in Brazil that may secure such payment, except for (i) lawsuits seeking to enforce titles and judgments; (ii) counterclaims; or (iii) when an international treaty or agreement to which Brazil is a party otherwise provides, as established under Article 83 caput and §§1, I, II and III of the Brazilian Code of Civil Procedure. The bond must be sufficient to satisfy the payment of court fees and the defendant’s attorney fees, as determined by a Brazilian judge. This requirement does not apply to the enforcement of foreign judgments which have been confirmed by the Brazilian Superior Court of Justice.